                                1,650,000 SHARES

                                   ATL LOGO

                                  COMMON STOCK

     All of the shares of Class A Common Stock, $.0001 par value, (the "Common Stock") offered hereby are being sold by ATL Products, Inc. (the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ATLPA."

     The Company has two classes of common stock authorized, the Class A Common Stock and the Class B Common Stock. The rights, preferences and privileges of each class of common stock are identical in all respects except for voting rights. Each share of Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to .05 votes. The Class B Common Stock is not convertible into the Common Stock. As of the date of this Prospectus, the Company had outstanding options to purchase 879,000 shares of Class B Common Stock at an exercise price of $5.00 per share, the fair value of the underlying Class B Common Stock on the option grant date as determined by the Company's Board of Directors. No shares of Class B Common Stock were outstanding as of the date of this Prospectus. Unless otherwise indicated, all references to "Common Stock" shall refer to the Company's Class A Common Stock. See "Description of Securities."

     Prior to this Offering, Odetics, Inc., a Delaware corporation ("Odetics"), owns 100% of the outstanding shares of the Company's Common Stock, and upon completion of this Offering Odetics will own 82.9% of the Company's Common Stock (or 80.9% if the Underwriters' overallotment option is exercised in full) and will continue to control the Company. Odetics has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest in the Company by December 31, 1997 by means of a tax-free distribution to its stockholders. The Company intends to use 40% of the net proceeds of this Offering before deducting offering expenses to repay certain indebtedness to Odetics. See "Principal Stockholder" and "Relationship Between the Company and Odetics."

      THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=========================================================================================

                                             Price to      Underwriting     Proceeds to
                                              Public        Discount(1)     Company(2)
-----------------------------------------------------------------------------------------
Per Share................................     $11.00           $0.77          $10.23
Total(3).................................   $18,150,000     $1,270,500      $16,879,500
=========================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company estimated at $575,000.
(3) The Company has granted to the Underwriters a 30 day option to purchase up to 245,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $20,845,000, the Underwriting Discount will total $1,459,150 and the Proceeds to Company will total $19,385,850. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about March 12, 1997.

                            ------------------------

MONTGOMERY SECURITIES                                  CRUTTENDEN ROTH
                                                        INCORPORATED

                                 March 7, 1997

                                  ATL PRODUCTS
                               STORAGE AUTOMATION
                            FOR THE OPEN ENTERPRISE




            [Artwork consists of a group of the Company's products]




CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  ATL PROVIDES
                             BROAD DATA MANAGEMENT
                             SUPPORT IN DISTRIBUTED
                             COMPUTING ENVIRONMENTS


                *  Database backup
                *  Network backup
                *  Disaster recovery
                *  Data warehousing
                *  Rapid access secondary storage





       [Artwork consists of a photo of a network computer control center featuring the Company's products and includes a photo of the Company's
       Internet browser screens, IntelliGrip(TM) robotics and the control panel for one of the Company's products]




Captions:

Web-based administration and
management software provides
universal access for library control

DLT tape cartridges provide up to
35 gigabyte capacity

520 Family libraries provide departmental and LAN level data management

Browser-like user interface
provides comprehensive control
on the 520 library control panel

2640 Family libraries provide
high capacity storage for central
system-level data management

ATL Products
IntelliGrip(TM)
robotics technology

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information including "Risk Factors" and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. The shares of Common Stock offered hereby involve a high degree of risk. This Prospectus contains, in addition to historical information, forward looking statements that involve certain risks and uncertainties. The Company's actual results may differ substantially from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY


     ATL Products, Inc. (the "Company") designs, manufactures, markets and services automated magnetic tape libraries used to manage, store, and transfer data in networked computing environments. The Company is a leading provider of Digital Linear Tape ("DLT") automated tape libraries for the high end of the networked computing market (one terabyte capacity and above), shipping over 1,900 systems during the past three years. The Company's products provide a high performance, reliable, cost effective and scaleable storage solution for organizations requiring the backup, archival and recovery of critical computer data.


     The Company's products incorporate DLT(TM) tape drives as well as the Company's proprietary IntelliGrip(TM) cartridge handling system, providing end users with rapid and reliable access to computer data across a wide variety of networks. The Company believes that the growing market acceptance of DLT technology has been driven by a number of factors, including performance, cost, reliability and durability advantages over competing storage technologies. The Company's proprietary robotics system within each automated tape library provides additional speed and reliability due to the accurate and timely manner in which tape cartridges are loaded to and unloaded from the DLT drives. The Company's products are compatible with commonly used network operating systems, protocols and topologies as well as with a broad range of storage management software. In addition, these products are highly scaleable and permit flexible configuration. For example, the Company's 2640 Series is capable of storing 9.2 terabytes of data as a standalone unit or up to 46 terabytes of data with the SystemLink Option, which links up to five 2640 units together for larger storage requirements.

     The Company's objective is to be the leading provider of automation solutions for the management and protection of data storage in distributed computing environments. The key elements of the Company's strategy to achieve this objective are (i) to develop new products incorporating improved robotics, advanced network connectivity and evolving storage technologies, (ii) to develop additional proprietary software to enhance performance in the areas of system monitoring and volume management, (iii) to broaden the range of product offerings to address both the rapidly growing Windows NT market as well as the high performance data warehousing market, (iv) to continue to strengthen and enhance relationships with both original equipment manufacturers ("OEMs") and value added resellers ("VARs"), and (v) to provide extensive customer support to end users. In early 1997, the Company plans to introduce its Prism product line, providing broader market coverage, additional software functionality and a rack mounted design for easy integration into existing storage systems.

     The Company sells its products through indirect distribution channels, including OEMs such as Auspex, EMC, Hewlett-Packard and Sun Microsystems, as well as a network of VARs who specialize in storage solutions. In addition, the Company maintains cooperative marketing relationships with a number of independent software developers whose product offerings are complementary to those of the Company. Selected end users of the Company's automated tape libraries include Intel, AT&T, Hewlett-Packard, IBM, Chevron, Bank of Boston, Warner Bros., British Airways and Swiss Bank Corporation.

     The Company was established in 1990 as a division of Odetics and was incorporated in California in February 1993 as a wholly owned subsidiary of Odetics and was reincorporated in Delaware in December 1996. The Company's executive offices are located at 1515 South Manchester Avenue, Anaheim, California 92802-2907, and its telephone number at that location is (714) 780-7200.

                        RELATIONSHIP WITH ODETICS, INC.


     Odetics currently owns 100% of the Company's outstanding Common Stock. Upon consummation of this Offering, Odetics will own 82.9% of the total voting power of the outstanding Common Stock (or 80.9% if the Underwriters' over-allotment option is exercised in full). See "Principal Stockholder." As a result of its ownership interest, Odetics will be able to control the vote on most matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions. The Company and Odetics have entered into a number of agreements for the purpose of defining their ongoing relationship. While these agreements will continue to provide the Company with certain services, the Company is entitled to the ongoing assistance of Odetics only for a limited time and it may not receive such services beyond the terms of the agreements. Odetics has announced that, subject to certain conditions (including the receipt of a favorable private letter ruling from the Internal Revenue Service concerning the tax free nature of the Distribution, for which Odetics intends to apply), Odetics intends to distribute (the "Distribution") to its stockholders prior to December 31, 1997, all of the Common Stock of the Company owned by Odetics following the Offering. The Company will pay to Odetics 40% of the net proceeds of this Offering before deducting offering expenses ($6.8 million assuming no exercise of the Underwriters' over-allotment option) to reduce the Company's obligations to Odetics. Such obligations, which consisted of advances from Odetics for services and support provided to the Company and for additional working capital, were approximately $19.6 million as of December 31, 1996. Upon consummation of the Offering, the Company will enter into a Promissory Note payable to Odetics representing the balance of its obligations to Odetics, which is estimated to be $12.8 million ($11.8 million if the Underwriters' over-allotment option is exercised in full). Such Note will accrue interest at the lowest rate charged to Odetics from time to time by either of its principal lenders (8.25% as of December 31, 1996) and is payable in sixteen equal quarterly installments of principal plus accrued interest. Management of Odetics believes that financing for the Company's operations is available on more favorable terms if the Company becomes independent from Odetics. See "Risk Factors -- Control by Odetics Pending the Distribution,"
"-- Absence of History as an Independent Entity; Limited Relevance of Historical Financial Information," "Relationship between the Company and Odetics" and "Principal Stockholder."


---------------

     Except as otherwise indicated, all information contained in this Prospectus
(i) assumes no exercise of the Underwriters' over-allotment option, (ii) assumes no exercise of options to purchase 879,000 shares of Class B Common Stock granted under the 1996 Stock Incentive Plan in December 1996, and (iii) gives effect to the reincorporation of the Company as a Delaware corporation and the recapitalization effected in connection therewith, including the authorization of two classes of common stock, the Common Stock and the Class B Common Stock, the exchange of each share of the Company's previously issued common stock for 8,005 shares of Common Stock. See "Underwriting" and "Management -- 1996 Stock Incentive Plan."

     StorLink, IntelliGrip, Data Storm, Prism, ATL 7100, ATL 520, ATL 2640, ATL 6/176, ATL 9/88, ATL 4/52 and ATL 2/28 are trademarks of the Company. This Prospectus also includes trade names and trademarks of companies other than the Company.

                                  THE OFFERING


Common Stock offered by the Company................  1,650,000 shares
Common Stock to be outstanding after the
  Offering.........................................  9,655,000 shares(1)
Use of proceeds....................................  For the repayment of certain indebtedness to
                                                     Odetics in an amount equal to 40% of the net
                                                     proceeds of this Offering before deducting
                                                     offering expenses and for general corporate
                                                     purposes, including working capital. See "Use
                                                     of Proceeds."
Nasdaq National Market Symbol......................  ATLPA


---------------

(1) Excludes 879,000 shares of Class B Common Stock issuable upon the exercise of stock options granted on December 19, 1996 under the 1996 Stock Incentive Plan at an exercise price of $5.00 per share. An additional 1,121,000 shares of Common Stock have been reserved for issuance under this plan. The Class B Common Stock is substantially identical to the Common Stock except that each share of Class B Common Stock is entitled to .05 of one vote. The Company's Class B Common Stock is not convertible into Common Stock, and no shares of the Company's Class B Common Stock are outstanding as of the date of this Prospectus. See "Management -- 1996 Stock Incentive Plan," "Description of Securities" and "Note 6 of Notes to Consolidated and Combined Financial Statements."

                         SUMMARY FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                NINE MONTHS ENDED
                                                  YEAR ENDED MARCH 31,             DECEMBER 31,
                                              -----------------------------     ------------------
                                               1994       1995       1996        1995       1996
                                              -------    -------    -------     -------    -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total net sales...........................  $20,506    $22,641    $29,410     $17,571    $42,452
  Gross profit..............................    4,789      5,718     10,547       5,610     17,011
  Income (loss) from operations.............   (1,353)    (6,272)       758        (968)     5,988
  Net income (loss).........................  $(1,895)   $(7,515)   $(1,189)    $(2,421)   $ 2,813
                                              =======    =======    =======     =======    =======
  Net income (loss) per share...............  $  (.22)   $  (.89)   $  (.14)    $  (.29)   $   .33
                                              =======    =======    =======     =======    =======
  Shares used in computation of net income
     (loss) per share(1)....................    8,484      8,484      8,484       8,484      8,484
                                              =======    =======    =======     =======    =======

                                                                         DECEMBER 31, 1996
                                                                    ---------------------------
                                                                     ACTUAL      AS ADJUSTED(2)
                                                                    --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital (deficit).......................................  $ (9,974)       $ 19,148
  Total assets....................................................    19,295          28,848
  Total liabilities...............................................    27,462          20,710
  Total stockholders' equity (deficit)............................    (8,167)          8,138

---------------

(1) See Note 1 of Notes to Consolidated and Combined Financial Statements.


(2) Adjusted to reflect the sale of 1,650,000 shares of Common Stock by the Company at the initial public offering price of $11 per share and the application of the net proceeds therefrom including the payment of $6.8 million to Odetics which represents 40% of the net proceeds of this Offering before deducting offering expenses and assuming no exercise of the Underwriters' over-allotment option. See "Use of Proceeds."

                                  RISK FACTORS

     This Prospectus contains forward looking statements which involve a number of risks and uncertainties. Actual results could differ materially from those discussed in the forward looking statements. Factors that could cause actual results to differ materially include, without limitation, the risk factors discussed below as well as the risks discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus. In addition to the other information contained in this Prospectus, the following Risk Factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; HISTORY OF OPERATING LOSSES

     The Company's quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in the Company's control. These factors include, without limitation, the size and timing of significant customer orders; the introduction of new products by competitors; the availability of components used in the manufacture of the Company's products; changes in pricing policies by the Company, its suppliers or its competitors; the ability of the Company to develop, introduce, market and gain market acceptance of new products, applications and product enhancements in a timely manner and to control costs; the Company's success in expanding and implementing its sales and marketing programs; technological changes in the distributed computing markets; the mix of sales among the Company's channels; deferrals of customer orders in anticipation of new products, applications or product enhancements; currency fluctuations; and general economic and market conditions. Moreover, the Company's sales in any quarter typically consist of a relatively small number of large OEM and VAR customer orders, and the timing of a small number of orders can impact quarter to quarter results. The loss of or a substantial reduction in orders from any significant customer, such as the cancellation by E-Systems in 1994 of purchase orders in the amount of $2.0 million for the Company's products, could have a material adverse effect on the Company's business, financial condition and results of operations. Since the Company's sales are primarily made through OEMs and VARs who typically provide the Company with relatively short lead times, it is often difficult for the Company to forecast the timing and quantity of orders accurately. The Company's expense levels and its purchases of parts, components and subassemblies are based in part upon its expectations concerning future revenues. Accordingly, if revenue levels are below expectations, whether as a result of product transition or otherwise, operating results are likely to be adversely affected.

     While the Company has generated net income in its last three fiscal quarters, it incurred significant losses in all prior fiscal periods since its formation. Although the Company has experienced significant growth in revenues in recent periods, such growth may not be sustainable and may not be indicative of future operating results. The Company also currently expects to incur expenses of approximately $500,000 in the fiscal year ended March 31, 1997 under an administrative services agreement with Odetics which will adversely affect operating results while the Company establishes its own administrative functions. There can be no assurance that the Company will achieve profitability on a quarterly or annual basis in the future. During the first calendar quarter of 1997, the Company plans to relocate its corporate headquarters and manufacturing facilities to a new plant in Irvine, California. This relocation could have a disruptive effect upon the Company's manufacturing operations, and the Company's inability to manage the relocation effectively and efficiently would have a material adverse affect on the Company's results of operations for that period. Due to all of the foregoing factors and other risks discussed below, it is possible that in some future period the Company's operating results may be below the expectations of analysts and investors. In such event, the price of the Company's Common Stock would probably be materially and adversely affected. See "-- Reliance on OEMs and VARs; Concentration of Sales," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Manufacturing" and "-- Facilities."

DEPENDENCE ON QUANTUM CORPORATION

     The Company's success depends in large part upon its relationship with Quantum Corporation ("Quantum"), which has the exclusive worldwide manufacturing rights for the DLT technology and is the sole supplier of DLT tape drives. The Company currently derives substantially all of its revenues from the sale of its DLT based products and related services, and the Company expects that revenues from its DLT based products will continue to account for substantially all of the Company's revenues for the foreseeable future.

The Company's future operating results will depend substantially on the Company's relationship with Quantum and the Company's ability to continue to obtain adequate supplies of DLT drives from Quantum. While the Company has not experienced allocation shortages to date, Quantum has in the past been unable to supply certain of its customers with their full allocation of drives. The Company has not been able to secure any guarantee of the future supply of DLT drives from Quantum. The Company's agreement with Quantum permits Quantum to terminate its arrangement with the Company for any reason upon providing 90 days written notice to the Company. The disruption or termination of the Company's supply of DLT drives from Quantum would have a material adverse effect on the Company's business, financial condition and results of operations. Quantum has also historically sold DLTStore(TM), a competing tape library addressing the lower end of the distributed computing market and may introduce other storage libraries in the future. To the extent such products marketed by Quantum compete directly with the Company's products, the existence of such products could disrupt the Company's relationship with Quantum, particularly if Quantum chooses to satisfy its own demand first. In addition, Quantum currently supplies drives to all of the Company's competitors, and there can be no assurance that the Company's competitors will not establish relationships with Quantum in which the competitors could achieve higher priority in the supply of DLT drives. Moreover, since Quantum has only one manufacturing facility for DLT drives located in Colorado Springs, Colorado, any disruption in Quantum's ability to continue to manufacture and supply the Company with DLT tape drives, whether as a result of a natural disaster or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Single Product Line; Dependence on DLT."

SINGLE PRODUCT LINE; DEPENDENCE ON DLT

     The Company's current product families are all based on DLT technology, and the Company expects that revenues from DLT products will continue to account for substantially all of the Company's revenues for the foreseeable future. Accordingly, the Company's operating results for the foreseeable future will be substantially dependent on the continued market acceptance of DLT technology and growth of the DLT library market. The DLT market is relatively new, and there can be no assurance that another technology will not replace or adversely affect DLT technology as a widely accepted data storage medium. In addition, due to the relatively recent emergence of the DLT market, the Company expects that additional companies may introduce products incorporating DLT technology competing directly with the Company. Any decline in the rate of growth of the DLT market or failure of the market to sustain acceptance of DLT technology, or any decline in unit prices of the Company's products as a result of increased competition, technological change or otherwise, would have a material adverse effect on the business, operating results and financial condition of the Company. The life cycle of the Company's current products is difficult to estimate due to the recent emergence of the DLT market and uncertainties associated with potential introductions of new products and technologies by competitors, as well as potential technological changes in the secondary storage industry in which DLT operates. The Company's future financial performance will depend upon the continued market success of DLT technology, as well as the Company's ability to successfully develop, introduce and achieve market acceptance of new products, applications and product enhancements as the data storage market evolves. There can be no assurance that the Company will continue to be successful in marketing its DLT products or in developing and marketing any new products, applications or product enhancements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products," "-- Research and Development" and "-- Competition."

EFFECT OF NEW PRODUCT INTRODUCTIONS

     The Company's future operating results will depend significantly on the degree and timing of market acceptance of the Company's 7100 Series (which was introduced in November 1996), the new Prism product family (which the Company plans to introduce in calendar 1997) and other new products. It is difficult to predict the effect that the announcement of these or other new products (or enhancements to existing products) will have on sales of current products pending the full availability of the new products, or the rate at which such products will be accepted by the market, if at all. For example, the DLT 7100 and the Prism products could result in a reduction in the sales of the Company's 520 Series products in anticipation of the new libraries by the Company's customers. In addition, manufacturing defects or other operational problems commonly associated with new product introductions could adversely affect the successful introduction of such new products. There can be no assurance that the Company will be able to introduce new products or enhancements to existing products on a timely basis, if at all, or the effect to which such introductions will have on sales of existing products. See "Business -- Products Under Development" and "-- Competition."

COMPETITION

     The data storage market is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Competitors vary in the number, scope and breadth of the products and services offered. Management believes eight tape library manufacturers currently provide DLT based products, including the Company's principal competitors, Advanced Digital Information Corporation ("ADIC"), Breece Hill Technologies, Hewlett-Packard and StorageTek. Since DLT is still an emerging technology and currently represents one of the smallest segments of the tape storage market, the Company competes indirectly with a large number of manufacturers offering tape storage systems using formats other than DLT, including 8mm, 4mm (DAT), half inch format (3480) and QIC. Many of these indirect competitors have larger installed bases and may be expected to continue to provide intense competition for the DLT format. These competitors include ADIC, Exabyte, Fujitsu, Hitachi, IBM, Spectra Logic and StorageTek. The Company also competes with suppliers of other removable storage media such as optical storage systems and floppy disks. These competitors are expected to expand the functionality and performance of their selected storage technologies which may render such technologies even more competitive as compared to DLT. In addition, if DLT continues to maintain market acceptance, many of these competitors could elect to offer DLT systems. The Company also expects additional competition from large integrated computer equipment companies, many of whom have historically incorporated their own tape storage products into their mainframe systems, and are broadening their focus to include the distributed computing markets. In addition, because there are relatively low barriers to entrance into the tape library market, the Company anticipates increased competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse affect upon the Company's business, operating results and financial condition. Many of the Company's current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than the Company, and may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than the Company. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively. See "Business -- Competition."

RELIANCE ON OEMS AND VARS; CONCENTRATION OF SALES


     The Company relies heavily upon its relationships with selected OEMs who sell and support the Company's products as part of their comprehensive data storage systems. Sales through OEMs accounted for approximately 100%, 64%, 24% and 26% of the Company's total revenues in fiscal 1994, 1995, 1996 and the nine months ended December 31, 1996, respectively. The Company is currently investing, and intends to continue to invest, significant resources to develop these OEM relationships. These expenditures could materially and adversely affect the Company's operating margins unless the Company is able to achieve commensurate growth in sales to OEMs. In addition, the Company is dependent upon its OEMs' ability to develop new products, applications and product enhancements incorporating the Company's products in a timely and cost effective manner that will meet changing customer needs and respond to emerging industry standards and other technological changes. There can be no assurance that the Company's OEM customers will continue to meet these challenges effectively. The Company also relies heavily on selected VARs who integrate the Company's products with storage management software to provide comprehensive storage solutions. Most of the Company's VARs carry product lines that are competitive with those of the Company, and there can be no assurance that they will give the marketing of the Company's products high priority, or that they will continue to carry the Company's products. The Company's agreements with VARs and OEMs are generally not required to be exclusive, and in many cases may be terminated by either party at any time with limited notice and without cause. A small number of customers has historically accounted for a substantial portion of the Company's net sales and the identity of the Company's significant customers has historically varied from period to period. Sales to DEC accounted for approximately 18.0% of the Company's net sales for the year ended March 31, 1996. Sales to EMC accounted for approximately 12.8% of the Company's net sales for the nine months ended December 31, 1996. No other customer accounted for 10% or more of net sales during these periods. The Company's largest ten customers, however, accounted for an aggregate of approximately 53.9% of the Company's net sales during the 21 month period ending December 31, 1996. The loss of important OEMs or VARs, their reduced focus on the Company's products, or the inability to obtain additional OEMs as the market evolves could materially and adversely affect the Company's business, financial condition and operating results. See "Business -- Sales and Marketing; Principal Customers."


DEPENDENCE ON INDEPENDENT SOFTWARE DEVELOPERS

     The utility of an automated tape library is highly dependent upon the storage management software which supports the library and integrates it into the user's computing environment to provide a complete storage solution. The Company does not develop such storage management software and relies on independent software developers to provide software support and integration for tape libraries for distributed computing environments. Accordingly, the continued development and future growth of the market for the Company's products will depend in large part upon the success of software developers to meet the overall data storage and management needs of end users and the Company's ability to maintain strong relationships with these firms. The Company has established marketing relationships with more than 40 independent software developers to provide broad compatibility for the Company's products. There can be no assurance, however, that the Company will be able to maintain its existing relationships or enter into new relationships with such software developers. The Company's failure to do so could adversely affect sales of the Company's current products. See "-- Dependence on Quantum" and "Business -- Sales and Marketing; Principal Customers."

MANAGEMENT OF EXPANDING OPERATIONS


     The Company is currently experiencing a period of rapid growth which has placed and is expected to continue to place a considerable strain on the Company's management and its administrative, sales and marketing, financial, information systems and operational resources. From April 1, 1995 to December 31, 1996, the size of the Company's staff increased from 66 to 154 employees including approximately 25 new employees hired as a result of the acquisition of certain sales and service divisions of Odetics. Further significant increases in the number of employees are anticipated during calendar 1997. The Company believes its success will depend, in part, on its ability to integrate these and additional new employees into the Company rapidly to respond to the anticipated growth of the Company. Moreover, the Company has to date operated as a wholly owned subsidiary of Odetics and has relied on Odetics for certain operational and administrative systems. The Company and Odetics have entered into certain agreements pursuant to which Odetics will continue to provide certain facilities, information systems, payroll and benefits administration, financial services and financial accounting services to the Company, pending the establishment of an independent infrastructure by the Company. Although the Company believes that this arrangement is satisfactory for its immediately foreseeable future, the Company's ability to manage growth effectively will require it to install its own operational, financial and management controls, reporting systems and procedures, to establish new management information and control systems and to train, motivate and manage its employees. There can be no assurance that the Company will be able to install such operational, financial and management information and control systems in an efficient and timely manner or that the new structures, systems and controls will be adequate to support the Company's operations and prevent the occurrence of unforeseen management or financial issues. Continued growth will also require the Company to recruit additional key management personnel (including a chief financial officer), expand its engineering and product development capabilities, expand its sales and marketing capabilities, improve its customer service and support functions and to train, motivate and manage additional employees. There can be no assurance that the Company will be able to manage these changes and implement the required programs successfully, and its failure to do so could have a material adverse effect upon the Company's business, financial condition and operating results. See "Business -- Employees," "-- Customer Service and Support," and "Relationship between the Company and Odetics."

ABSENCE OF HISTORY AS AN INDEPENDENT ENTITY; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The Company has operated as a wholly owned subsidiary of Odetics since January 1993 and, accordingly, has had no independent operating history. After the Offering and prior to the Distribution (as defined below), the Company will continue to be a subsidiary of Odetics, but will, subject to Odetics' rights as a controlling stockholder, operate as an independent company. There can be no assurance that the Company will be able to develop the operational, financial, management, administrative and other resources or systems which were previously provided by Odetics and which are necessary to operate as an independent company. Although the Company and Odetics have entered into general agreements intended to facilitate the Company's transition to an independent public company, there can be no assurance that the Company will be able to manage this transition or to develop these independent resources successfully. Although the Company's net revenue has increased each year since fiscal 1993, the Company's financial results as a subsidiary of Odetics may not be representative of what the Company's results of operations and financial condition would have been had the Company been a separate, standalone company during the periods presented or be indicative of future results of operations and the financial condition of the Company. See "Relationship Between the Company and Odetics" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBILITY OF SUBSTANTIAL SALES OF COMMON STOCK

     The Distribution, which the Company currently plans to effect prior to December 31, 1997 (but will not in any event effect for 180 days following the date of this Prospectus), would involve the distribution of an aggregate of approximately 8,005,000 shares of Common Stock of the Company to the stockholders of Odetics. Substantially all of such shares would be eligible for immediate resale in the public market. Sales of substantial amounts of Common Stock in the open market in anticipation of, or following, the Distribution, or the market perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially and adversely affect the market price of the Company's Common Stock. See "Shares Eligible for Future Sale."

RAPID TECHNOLOGICAL CHANGE

     The distributed computing market and the related data storage market are characterized by rapid technological change, frequent new product introductions and enhancements, and evolving industry standards. This industry has been subject to fundamental changes reflecting the migration from mainframe based systems to distributed computing environments, the significant increase in the amount of data generated and stored in such environments and end users' increasing dependence on near online access to such data. The Company's ability to remain competitive will depend in part on its ability to develop new and enhanced automated tape libraries in a timely and cost effective manner in order to integrate the latest technological advancements in storage media and to accommodate changes in the evolving distributed computing networks. Since all of the Company's products are currently based on DLT technology, any change in DLT technology or the emergence and acceptance of any new technologies may require the Company to incur substantial unanticipated costs to incorporate such changes, for which there can be no assurance that the Company will be able to complete on a timely basis, if at all. The Company's inability to incorporate advances or fundamental changes in storage media could materially and adversely affect the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND NEW EUROPEAN SUBSIDIARY


     International product sales represented approximately 21% and 19% of the Company's net sales during fiscal 1996 and during the nine month period ended December 31, 1996, respectively. The Company maintains sales and support offices in England, Germany and Taiwan. The Company believes that international sales will continue to represent a significant portion of its revenues, and that continued growth and profitability will require further expansion of its international operations. To continue to expand international sales, the Company has established ATL Products Limited ("APL"), a wholly owned subsidiary headquartered in the United Kingdom. The Company is currently in the process of hiring additional personnel and building an infrastructure to support this subsidiary. The Company may establish additional international operations, hire additional personnel and recruit additional international VARs. These efforts will require significant management attention and financial resources, and could materially and adversely affect the Company's operating margins. To the extent that the Company is unable to make these additions in a timely manner, the

Company's business, operating results and financial condition could be materially and adversely affected. The Company's international sales are currently denominated in U.S. dollars, and an increase in the relative value of the dollar could make the Company's products more expensive and, therefore, potentially less price competitive in international markets. Additional risks inherent in international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles, difficulties in managing and staffing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, the burdens of compliance with a wide variety of foreign laws, currency fluctuations and political and economical instability. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, operating results and financial condition. Furthermore, as the Company increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing; Principal Customers."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

     The Company's ability to compete effectively depends in part on its ability to develop and maintain proprietary aspects of its technology. The Company currently holds one U.S. patent and has applications for additional patents pending. The Company also relies on a combination of copyright, trademark, trade secret and other intellectual property laws to protect its proprietary rights. There can be no assurance, however, that any future patents will be granted or that any issued patents or other intellectual property rights of the Company will provide meaningful protection for the Company's product innovations. Moreover, such rights may not preclude competitors from developing substantially equivalent or superior products to the Company's products. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Accordingly, effective protection of intellectual property may be unavailable or limited in certain foreign countries. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate, or that competitors will not independently develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology, or design around any patent of the Company.

     Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend the Company against claims of infringement or invalidity by others. While the Company is not currently engaged in any intellectual property litigation or proceedings, there can be no assurance that it will not become so involved in the future. An adverse outcome in such litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company is required to obtain licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to the Company, if at all. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses and the diversion of management resources, regardless of whether the claim is valid, could be significant and could have a material adverse effect on the Company's results of operations. See "Business -- Proprietary Rights."

WARRANTY EXPOSURE

     The Company's products generally carry a one year warranty which includes next day, onsite customer assistance within the United States and, in certain circumstances, the Company may provide longer warranties to select high volume OEMs. Although the Company has established reserves for the estimated liability associated with product warranties, most of the Company's products are relatively new with limited history of warranty experience. Accordingly, it is difficult to estimate the extent of the Company's future warranty exposure. There can be no assurance that such reserves will be adequate, or that the Company will not incur substantial warranty expenses in the future with respect to its products. See "Business -- Customer Service and Support."

BENEFITS OF OFFERING TO ODETICS

     This Offering will provide several significant benefits to Odetics including the establishment of a public market for the shares of Common Stock of the Company retained by Odetics and the creation of an opportunity to accomplish the Distribution. In addition, the Company intends to use a substantial portion of the net proceeds from this Offering to repay intercompany indebtedness to Odetics.

FUTURE CAPITAL REQUIREMENTS


     The Company has agreed to pay to Odetics 40% of the net proceeds of this Offering before deducting offering expenses ($6.8 million assuming no exercise of the Underwriters' over-allotment option) to reduce the Company's obligations to Odetics (which obligations were $19.6 million as of December 31, 1996). The Company will enter into a four year Promissory Note payable to Odetics representing the balance of the Company's obligation to Odetics, which is estimated to be $12.8 million ($11.8 million if the Underwriters' over-allotment option is exercised in full). Such note will be payable in sixteen equal quarterly installments of principal plus accrued interest commencing June 30, 1997. Accordingly, the Company will continue to have limited capital resources after the Offering. The Company believes that in order to remain competitive, it may require additional financial resources over the next several years for working capital, research and development, and the expansion of sales and marketing expenditures. While the Company plans to obtain a credit facility upon consummation of this Offering, there can be no assurance that such facility or any additional financial resources will be available on acceptable terms, if at all. See "Principal Stockholder," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Use of Proceeds" and "Dilution."


CONTROL BY ODETICS PENDING THE DISTRIBUTION; NO ASSURANCE OF DISTRIBUTION

     The Company is currently a wholly owned subsidiary of Odetics, and has no operating history as an independent public company. Following the completion of this Offering, Odetics will own approximately 82.9% of the outstanding shares of Common Stock (or 80.9% if the Underwriters' over-allotment option is exercised in full) and will continue to be able to elect the entire Board of Directors and otherwise control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities or the declaration and payment of any dividends on the Common Stock. Similarly, Odetics will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent a change of control of the Company, and could take other actions that might be favorable to Odetics. Conflicts of interest may arise between the Company and Odetics in a number of areas relating to their past and ongoing relationships, tax and employee benefit matters, indemnity arrangements, sales or distributions by Odetics of its remaining shares of Common Stock, and the exercise by Odetics of its ability to control the management and affairs of the Company. Odetics has announced that, subject to certain conditions (including the receipt of a favorable private letter ruling from the Internal Revenue Service concerning the tax free nature of the Distribution, for which Odetics will apply), Odetics intends to distribute to its stockholders prior to December 31, 1997, all of the Common Stock of the Company owned by Odetics following the Offering. No assurance can be given, however, that such conditions will be satisfied or waived, or that the Distribution will occur. In particular, although Odetics has had a conference with the Internal Revenue Service to discuss the issuance of a private ruling, no assurance can be given that a favorable ruling will ultimately be received or as to the time required to obtain a ruling. For the Distribution to occur, the Board of Directors of Odetics must conclude, at the time of the Distribution that the Distribution is in the best interest of the stockholders of Odetics. Failure to undertake the Distribution could materially and adversely affect the market price of the Company's Common Stock. See
"-- Possibility of Substantial Sales of Common Stock," "Principal Stockholder" and "Relationship Between the Company and Odetics."

DEPENDENCE UPON CONTINUED GROWTH IN THE DISTRIBUTED COMPUTING MARKETS

     The Company's line of automated tape libraries addresses backup data storage requirements, archiving and data warehouse functions and hierarchical storage management, all of which are emerging applications dependent upon the continued expansion of the distributed computing environments. There can be no assurance that the distributed computing markets will continue to grow or that, if they do continue to grow, the Company will be able to expand into other markets. If the distributed computing markets fail to grow or grow more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially and adversely affected. See "Business -- Industry Background."

DEPENDENCE UPON KEY PERSONNEL; NEW MANAGEMENT PERSONNEL

     The Company's future performance depends to a significant extent on its senior management and other key employees, in particular its Chief Executive Officer, Kevin C. Daly, Ph.D., who has more than ten years experience in the field of data storage technologies. The loss of Dr. Daly's services would have a material adverse effect on the Company's development and marketing efforts. The Company's future success will also depend in large part upon its ability to attract, retain and motivate highly skilled employees. In addition, the Company is actively seeking to retain a successor chief financial officer. Competition for such employees, particularly development engineers and an experienced chief financial officer, is intense, and there can be no assurance that the Company will be able to continue to attract and retain sufficient numbers of such highly skilled employees. The Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management" and "Business -- Employees."

BROAD DISCRETION OVER USE OF PROCEEDS

     A significant portion of the estimated net proceeds of this Offering have not been allocated to a particular purpose, and management's allocation decisions concerning such net proceeds are dependent on a variety of factors, including the Company's ability to operate as a standalone corporation and the timing and status of new product developments. Accordingly, management will have broad discretion in allocating the net proceeds of this Offering, and no stockholder approval will be required for such allocations. There can be no assurance that the proceeds will be allocated in a manner deemed acceptable by the stockholders. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on shares of its capital stock. The Company currently intends to retain any future earnings in its business and does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the Company's agreement with its lender currently limits the Company's ability to pay cash dividends. See "Dividend Policy."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial offering price will be determined by negotiation between the Company and the Underwriters based upon a number of factors and may not be indicative of future market prices. See "Underwriting" for information relating to the method of determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products, applications or product enhancements by the Company or its competitors, changes in financial estimates by securities analysts and other events or factors. In addition, the stock market has experienced volatility which has particularly affected the market prices of equity securities of many high technology companies and which often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION; BYLAWS AND DELAWARE LAW

     The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Securities -- Preferred Stock," and "-- Delaware Law."

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the book value per share of Common Stock. Investors participating in this Offering will incur immediate and substantial dilution. To the extent outstanding options to purchase Common Stock or Class B Common Stock of the Company are exercised, there will be further dilution. See "Dilution."

FORWARD LOOKING STATEMENTS

     This Prospectus contains forward looking statements within the meaning of
Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward looking statements involve risks and uncertainty. Although the Company believes that all assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The principal purposes of this Offering are to create a public market for the Company's Common Stock and raise necessary capital for the Company. The net proceeds to the Company from the sale of the 1,650,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, will be $16,304,500 ($18,810,850 if the Underwriters' over-allotment option is exercised in full).

     The Company will pay to Odetics 40% of the net proceeds of this Offering prior to deducting offering expenses ($6.8 million assuming no exercise of the Underwriters' over-allotment option) to reduce the Company's obligations to Odetics. Such obligations, which consisted of advances from Odetics for services and support provided to the Company and for additional working capital, were approximately $19.6 million as of December 31, 1996. The Company will enter into a Promissory Note payable to Odetics representing the balance of its obligations to Odetics, which is estimated to be $12.8 million ($11.8 million if the Underwriters' over-allotment option is exercised). Such note will accrue interest at the lowest rate charged to Odetics from time to time by either of its principal lenders (8.25% as of December 31, 1996) and is payable in sixteen equal quarterly installments of principal plus accrued interest commencing June 30, 1997. The balance of the proceeds will be used for general corporate purposes, including the funding of working capital requirements, the repayment of the balance due under the note to Odetics, the expansion of its sales and marketing activities for existing products and any new products and investment in new technologies. The Company has not yet identified the specific amount of proceeds to be expended for the respective corporate purposes. The amounts actually expended for each purpose may vary significantly depending on a number of factors, including future revenue growth, if any, the amount of cash generated or used by the Company's operations, the progress of the Company's new product development efforts, technological advances and the status of competitive products. Accordingly, management will have significant discretion in the application of a substantial portion of the net proceeds from this Offering. Pending the use thereof, the Company intends to invest the proceeds of this Offering in short term interest bearing marketable securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain any earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's credit agreement contains financial covenants which prohibit the Company from paying cash dividends without its lenders' consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." See "Risk Factors -- Absence of Dividends."

                                 CAPITALIZATION


     The following table sets forth, as of December 31, 1996, the Company's (i) actual capitalization, and (ii) capitalization as adjusted to reflect the sale by the Company of the 1,650,000 shares of Common Stock offered hereby and application of the net proceeds therefrom (after deducting the underwriting discount and estimated offering expenses). The capitalization information set forth in the table below is qualified by the more detailed Consolidated and Combined Financial Statements and Notes thereto appearing elsewhere in this Prospectus and should be read in conjunction with such financial statements and notes.


                                                                            DECEMBER 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Obligation payable to Odetics(1).......................................  $19,569       $12,817
                                                                         -------       -------
Stockholders' equity(2):
  Preferred Stock, par value $.0001 per share; 5,000,000 shares
     authorized; no shares issued or outstanding.......................       --            --
  Common Stock, par value $.0001 per share; 45,000,000 shares authorized; 8,005,000 shares issued and outstanding, actual;
     9,655,000 shares issued and outstanding, as adjusted..............        1             1
  Class B Common Stock, par value $.0001 per share, 5,000,000 shares
     authorized, no shares issued and outstanding......................       --            --
  Additional paid-in capital...........................................    1,009        17,314
  Accumulated deficit..................................................   (9,183)       (9,183)
  Currency translation adjustment......................................        6             6
                                                                         -------       -------
     Total stockholders' equity (deficit)..............................   (8,167)        8,138
                                                                         -------       -------
          Total capitalization.........................................  $11,402       $20,955
                                                                         =======       =======

---------------

(1) Represents intercompany payables to Odetics. Upon consummation of the Offering, the Company will execute a four year promissory note payable to Odetics to memorialize this obligation. Upon consummation of this Offering, the Company will pay to Odetics 40% of the net proceeds of this Offering before deducting offering expenses to reduce the outstanding balance of the Odetics Note. See "Use of Proceeds."


(2) On December 19, 1996, the Company was reincorporated in Delaware and in connection therewith, the Company (i) established two classes of common stock, the Common Stock and Class B Common Stock, (ii) increased its authorized common stock to 50,000,000 shares from 10,000 shares (45,000,000 shares of Common Stock and 5,000,000 shares of Class B Common Stock), (iii) effected an 8,005-for-1 stock split on its Common Stock, and (iv) authorized a new class of stock consisting of 5,000,000 shares of Preferred Stock. Stockholders' equity excludes options to purchase up to 2,000,000 shares of Class B Common Stock which have been reserved for issuance under the 1996 Stock Incentive Plan, of which 879,000 options were granted thereunder in December 1996 at an exercise price of $5.00 per share.

                                    DILUTION


     The deficit in net tangible book value of the Company as of December 31, 1996 was $8.2 million, or $1.02 per share. "Net tangible book value per share" represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered hereby and the application of the net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses, the net tangible book value of the Company as of December 31, 1996 would have been $8.1 million, or $.84 per share. This represents an immediate increase in net tangible book value of $1.86 per share to the existing stockholder and an immediate dilution of $10.16 per share to new investors. The following table illustrates this per share dilution:


    Initial public offering price per share............................             $11.00
      Deficit in net tangible book value per share before this
         Offering......................................................  $(1.02)
      Increase per share attributable to new investors.................    1.86
                                                                         ------
    Net tangible book value per share after this Offering..............                .84
                                                                                    ------
    Dilution per share to new investors................................             $10.16
                                                                                    ======

     The following table summarizes, as of December 31, 1996, the differences between Odetics and new investors (before deducting underwriting discounts and commissions and estimated offering expenses) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share.

                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Odetics.............................  8,005,000       82.9%     $ 1,010,000        5.3%        $   .13
New Investors.......................  1,650,000       17.1       18,150,000       94.7         $ 11.00
                                      ---------      -----       ----------      -----
          Total.....................  9,655,000      100.0%     $19,160,000      100.0%
                                      =========      =====       ==========      =====

     The computations in the tables set forth above exclude options to purchase an aggregate of 879,000 shares of Class B Common Stock outstanding as of December 31, 1996 under the 1996 Stock Incentive Plan at an exercise price of $5.00 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of March 31, 1995 and 1996 and December 31, 1996 and for each of the years ended March 31, 1994, 1995 and 1996 and the nine months ended December 31, 1996 has been derived from the consolidated and combined financial statements of the Company audited by Ernst & Young LLP, independent auditors, included elsewhere herein. Selected consolidated financial data as of March 31, 1992, 1993 and 1994 and for each of the years ended March 31, 1992 and 1993 has been derived from the Company's unaudited consolidated financial statements not included herein. The selected consolidated financial data for the nine months ended December 31, 1995 has been derived from the Company's unaudited consolidated and combined financial statements for such period included elsewhere in this Prospectus. In the opinion of management, such unaudited consolidated and combined financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The consolidated statement of operations data for the nine month period ended December 31, 1996 are not necessarily indicative of the results to be expected for the full fiscal year ending March 31, 1997 or any future period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated and Combined Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                                       NINE MONTHS ENDED
                                                            YEAR ENDED MARCH 31,                          DECEMBER 31,
                                          --------------------------------------------------------    --------------------
                                           1992        1993        1994        1995         1996        1995        1996
                                          -------     -------     -------     -------     --------    --------     -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales:
  Products............................... $ 3,579     $ 5,592     $15,534     $15,898     $ 24,795    $ 14,391     $38,267
  Service and spare parts................   4,270       4,344       4,972       6,743        4,615       3,180       4,185
                                          -------     -------     -------     -------      -------     -------     -------
Total net sales..........................   7,849       9,936      20,506      22,641       29,410      17,571      42,452
                                          -------     -------     -------     -------      -------     -------     -------
Gross profit:
  Products...............................     635          34       3,136       3,623        9,113       4,819      14,847
  Service and spare parts................   1,678       1,589       1,653       2,095        1,434         791       2,164
                                          -------     -------     -------     -------      -------     -------     -------
Total gross profit.......................   2,313       1,623       4,789       5,718       10,547       5,610      17,011

Expenses:
  Research and development...............   1,607       1,654       2,285       3,248        1,731       1,275       3,751
  Sales and marketing....................     394         711       1,308       1,838        3,718       2,290       4,727
  General and administrative.............     750         951       1,195       1,299        1,414       1,032       1,432
  Charges allocated by parent............     874       1,582       1,354       1,563        1,534       1,108       1,113
  Nonrecurring charge....................      --          --          --       4,042        1,392         873          --
                                          -------     -------     -------     -------      -------     -------     -------
Income (loss) from operations............  (1,312)     (3,275)     (1,353)     (6,272)         758        (968)      5,988
Interest charges allocated by parent.....      --          --         542       1,243        1,861       1,379       1,301
                                          -------     -------     -------     -------      -------     -------     -------
Income (loss) before income taxes........  (1,312)     (3,275)     (1,895)     (7,515)      (1,103)     (2,347)      4,687
Income taxes.............................      --          --          --          --           86          74       1,874
                                          -------     -------     -------     -------      -------     -------     -------
Net income (loss)........................ $(1,312)    $(3,275)    $(1,895)    $(7,515)    $ (1,189)   $ (2,421)    $ 2,813
                                          =======     =======     =======     =======      =======     =======     =======
Net income (loss) per share.............. $  (.15)    $  (.39)    $  (.22)    $  (.89)    $   (.14)   $   (.29)    $   .33
                                          =======     =======     =======     =======      =======     =======     =======
Shares used in computation of net income
  (loss) per share.......................   8,484       8,484       8,484       8,484        8,484       8,484       8,484
                                          =======     =======     =======     =======      =======     =======     =======

                                                                                                             AS OF
                                                              AS OF MARCH 31,                             DECEMBER 31,
                                          --------------------------------------------------------    --------------------
                                           1992        1993        1994        1995         1996        1995        1996
                                          -------     -------     -------     -------     --------    --------     -------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)................ $  (460)    $   (71)    $(2,875)    $(9,990)    $(11,313)   $(12,011)    $(9,974)
Total assets.............................   6,410       7,961      13,195      11,253       16,748      12,027      19,295
Total liabilities........................   6,410       7,298      14,743      20,091       26,861      23,070      27,462
Total stockholders' equity (deficit).....      --         663      (1,548)     (8,838)     (10,113)    (11,043)     (8,167)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Consolidated and Combined Financial Statements and Notes thereto contained elsewhere in this Prospectus. This Prospectus contains forward looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "Risk Factors." The Company's actual results may differ materially from any future performance discussed in the forward looking statements and in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

     The Company was established in 1990 as a division of Odetics to use its technical expertise in information automation technology to develop automated tape libraries that replace the manual storage and retrieval of computer tapes. Initially, the Company teamed with E-Systems, Inc. to develop and provide a 19 mm automated tape cartridge handling subsystem which the Company introduced in 1992. In 1992, the Company also introduced automated tape handling products for systems employing IBM 3480 and similar industry standard tape cartridges. In 1994, the Company introduced the ATL 2640, its first automated tape library designed for distributed computing environments, based on the DLT format. The Company extended its line of DLT based automated tape libraries in 1995 by introducing its 520 Series, designed for smaller libraries in the midrange and Unix client/server environments, applications which historically required less storage capacity and less formal data processing. In November 1996, the Company announced the introduction of its ATL 7100 tape library series, which was designed for enterprise system administrators who require multiple terabyte backup and archiving. Prior to fiscal 1995, the Company's sales, which consisted primarily of 19 mm and 3480 tape libraries, experienced modest growth to approximately $20.5 million in fiscal 1994. In fiscal 1995, sales of these products declined significantly, but the rapid increase in DLT product sales resulted in a $2.1 million net sales growth from the prior year. Since 1995, the rapid increase in DLT product sales has led to significant quarter-to-quarter revenue growth. All of the Company's net product sales are currently derived from DLT based automated tape libraries.

     Effective December 31, 1996, Odetics transferred to the Company that portion of its business which provided service and support for the Company's products. The transfer was made at book value and resulted in an increase of $2.3 million in the Company's obligations to Odetics. For financial accounting purposes the transaction has been treated in a manner similar to a pooling of interests, and the financial information for this operation has been included in the Company's financial information for all annual and interim periods presented.

     Effective July 1, 1996, the Company established its own wholly owned European subsidiary, ATL Products Limited ("APL"), to facilitate the Company's sales in Europe. For periods prior to the establishment of APL, the Company utilized a subsidiary of Odetics for administrative services related to the distribution of its products in Europe. The revenues, costs and expenses incurred by this entity that relate to the Company's products have been combined in the accompanying selected financial data for all applicable periods in order to present these activities in a manner similar to a pooling of interests.

     The Company's operating expenses have increased significantly in recent periods, since the introduction of the Company's DLT based product lines, as the Company has expended resources to support growth in the volume of DLT product sales. The Company expects to incur approximately $200,000 of expenses in the quarter ending March 31, 1997 in connection with the relocation of the Company's facilities. The Company also expects operating expenses to increase as the Company continues to build its management and information systems and other infrastructure to support recent growth and any additional growth in the future and to increase its administrative staff to perform many services previously performed by Odetics, including public company reporting requirements. Accordingly, historical overhead expense included herein is not necessarily indicative of the expense which may be incurred by the Company in future periods.

     Odetics and the Company have entered into certain agreements providing for the Distribution and governing various interim and continuing relationships between the companies, including (i) a Separation and

Distribution Agreement which sets forth the principal corporate transactions required to effect the Separation, the Offering and the Distribution, (ii) a Tax Allocation Agreement which will govern the allocation of tax liabilities between the Company and Odetics, and (iii) a Services Agreement, pursuant to which Odetics will continue for an interim period following the Offering and the Distribution to perform certain financial, management information and other services for the Company. See "Relationship Between the Company and Odetics." The Company anticipates that charges paid to Odetics pursuant to the Services Agreement will decline in future periods, as the Company begins to build its own infrastructure and to incur directly expenses that otherwise would have been included in charges allocated by Odetics.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, the percentages of total net sales represented by each item in the Company's consolidated statement of operations.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                          YEAR ENDED MARCH 31,                   DECEMBER 31,
                                              ---------------------------------------------     ---------------
                                              1992      1993      1994      1995      1996      1995      1996
                                              -----     -----     -----     -----     -----     -----     -----
Net sales:
  Products..................................   45.6%     56.3%     75.8%     70.2%     84.3%     81.9%     90.1%
  Service and spare parts...................   54.4      43.7      24.2      29.8      15.7      18.1       9.9
                                              -----     -----     -----     -----     -----     -----     -----
Total net sales.............................  100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%

Gross profit:
  Products..................................   17.7       0.6      20.2      22.8      36.8      33.5      38.8
  Service and spare parts...................   39.3      36.6      33.2      31.1      31.1      24.9      51.7
                                              -----     -----     -----     -----     -----     -----     -----
Total gross profit..........................   29.5      16.3      23.4      25.3      35.9      31.9      40.1

Expenses:
  Research and development..................   20.5      16.6      11.2      14.4       5.9       7.3       8.8
  Sales and marketing.......................    5.0       7.2       6.4       8.1      12.6      13.0      11.2
  General and administrative................    9.6       9.6       5.8       5.7       4.8       5.9       3.4
  Charges allocated by parent...............   11.1      15.9       6.6       6.9       5.2       6.3       2.6
  Nonrecurring charge.......................     --        --        --      17.9       4.8       5.0        --
                                              -----     -----     -----     -----     -----     -----     -----
Income (loss) from operations...............  (16.7)    (33.0)     (6.6)    (27.7)      2.6      (5.6)     14.1
Interest charges allocated by parent........     --        --       2.6       5.5       6.3       7.8       3.1
                                              -----     -----     -----     -----     -----     -----     -----
Income (loss) before income taxes...........  (16.7)    (33.0)     (9.2)    (33.2)     (3.7)    (13.4)     11.0
Income taxes................................     --        --        --        --       0.3       0.4%      4.4
                                              -----     -----     -----     -----     -----     -----     -----
Net income (loss)...........................  (16.7)%   (33.0)%    (9.2)%   (33.2)%    (4.0)%   (13.8)%     6.6%
                                              =====     =====     =====     =====     =====     =====     =====

     Net Sales. Total net sales increased 141.6% to $42.5 million for the nine month period ended December 31, 1996, as compared to total net sales of $17.6 million for the comparable nine month period in the prior fiscal year. Total net sales increased 29.9% to $29.4 million for the fiscal year ended March 31, 1996 from $22.6 million in fiscal 1995, and increased 10.4% in fiscal 1995 from $20.5 million in fiscal 1994.

     Product sales increased 165.9% to $38.3 million for the nine month period ended December 31, 1996, as compared to $14.4 million for the comparable nine month period in fiscal 1996, primarily reflecting increased unit sales of the Company's DLT based products. Product sales in fiscal 1995 were relatively flat as compared to fiscal 1994 reflecting the net impact of increasing sales of DLT based products, offset by declining sales of 19 mm format tape library products which were discontinued in fiscal 1995.

     Service and spare parts sales include revenue derived from the sales of spare parts and service activities to support the installed base of the Company's products. Service revenue constituted 9.9% of total net sales for the nine months ended December 31, 1996 as compared to 18.1% for the comparable period in the prior fiscal year, and declined to 15.7% of total net sales in fiscal 1996 from 29.8% and 24.2% in fiscal years 1995 and 1994, respectively. The increase in service and spare parts revenue in fiscal 1995 reflected a large nonrecurring purchase of spare parts by a major OEM customer under a program which has since been discontinued. Service and spare parts revenue have otherwise remained relatively flat over the periods reported, and have declined as a percentage of total net sales because of increasing sales during those periods. The Company anticipates that service revenue in future periods will increase modestly as the twelve month warranty on increasing sales of DLT based products begin to decline and customers begin to acquire service contracts.

     Gross Profit. Total gross profit as a percentage of total net sales increased to 40.1% for the nine months ended December 31, 1996 from 31.9% for the comparable period in fiscal 1996 and increased to 35.9% in fiscal 1996 from 25.3% in fiscal 1995 and 23.4% in fiscal 1994.

     Gross profit on product sales was 36.8%, 22.8% and 20.2% for the years ended March 31, 1996, 1995 and 1994, and 38.8% for the nine months ended December 31, 1996, respectively. The increases in gross profit on product sales during the interim periods and in fiscal 1996 were primarily due to improved absorption of manufacturing overhead resulting from continued increases in sales of DLT based products, as well as reductions in the costs of materials for the Company's DLT products. Gross profit on product sales in fiscal 1995 also reflected, to a lesser extent, improved margins on the Company's first DLT based library products, as compared to margins on declining sales of the Company's pre-DLT products. Average sales prices declined slightly during fiscal 1996 and the interim period as a result of increased competition, but these declines have been offset by manufacturing efficiencies attributable to higher sales volumes and other cost reductions. The Company expects average selling prices on product sales will continue to decline in the future as a result of increased competition, and there can be no assurance that the Company will be able to offset these declines through improved manufacturing efficiencies or otherwise.

     Gross profit on the service and spare parts sales was approximately 31.1%, 31.1% and 33.2% for years ended March 31, 1996, 1995 and 1994, respectively. Gross profit on service and spare parts sales during the nine months ended December 31, 1996 was 51.7%, reflecting a nonrecurring adjustment to inventory reserves during that period.

     Research and Development. For the nine month period ended December 31, 1996, research and development expense increased to $3.8 million, or 8.8% of total net sales, from $1.3 million, or 7.3% of total net sales, for the comparable nine month period of fiscal 1996. Research and development expense decreased 46.7% to $1.7 million in fiscal 1996 (or 5.9% of total net sales) from $3.2 million in fiscal 1995 (or 14.4% of total net sales), and increased 42.1% from $2.3 million (or 11.2% of total net sales) in fiscal 1994. The interim period increase was primarily due to development costs, including development, testing and preproduction manufacturing, incurred in connection with development of the Company's ATL 7100 and Prism products and the incorporation of Quantum's new DLT7000 tape drives into the Company's current products. The decline of research and development expense in fiscal 1996, in both absolute dollars and as a percentage of sales, reflected the completion during fiscal 1995 of the development cycle for the Company's 2640 and 520 series libraries. The increase in research and development expense in fiscal 1995 as compared to fiscal 1994 related to increased engineering labor and related costs, consulting and prototype materials costs incurred in the development of the Company's 2640 and 520 Series of DLT based tape libraries. Management expects the Company's expenditures for research and development generally to increase over time and to be higher during periods of new product development, when significant research and development expenditures are incurred in preproduction manufacturing and testing. Such expenditures may, therefore, fluctuate as a percentage of sales from period to period.

     Sales and Marketing. Sales and marketing expense increased 106.4% to $4.7 million (or 11.2% of net sales) for the nine month period ended December 31, 1996 from $2.3 million (or 13.0% of total net sales) for the comparable nine month period in fiscal 1996. Sales and marketing expense increased 102.3% to $3.7 million in the year ended March 31, 1996 (or 12.6% of total net sales) as compared to $1.8 million (or 8.1% of total net sales) in fiscal 1995, and increased 40.5% from $1.3 million (or 6.4% of total net sales) in fiscal 1994. The interim period increase was primarily due to the Company's efforts to expand its sales and marketing resources, including increased expenditures for advertising, promotion and trade show participation. The increase in fiscal 1996 was primarily due to increased expenses for payroll and related costs incurred in the expansion of the Company's marketing activities, particularly to support its expanded European operations, including advertising and promotion as well as higher sales commissions associated with higher sales. The increase in fiscal 1995 was primarily due to the expansion of the Company's sales organization and increased advertising and promotion expenditures accompanying the introduction of the Company's first DLT based products.

     General and Administrative. General and administrative expense increased 38.8% to $1.4 million (or 3.4% of total net sales) for the nine month period ended December 31, 1996 from $1.0 million (or 5.9% of total net sales) for the comparable nine month period in fiscal 1996. For the year ended March 31, 1996, general and administrative expense was $1.4 million (or 4.8% of total net sales) which increased 8.9% as compared to fiscal 1995, and general and administrative expense increased 8.7% in fiscal 1995 (or 5.7% of total net sales) from $1.2 million (or 5.8% of total net sales) in fiscal 1994. The increases in all periods presented reflect the addition of administrative personnel to support increased sales volume.

     General and administrative expense does not reflect all general and administrative expenses which the Company expects to incur as a standalone entity since certain corporate general and administrative functions have been performed for the Company by Odetics, and the related costs have been included in charges allocated by parent.

     Charges Allocated by Parent. Odetics performs certain corporate general and administrative functions and charges the Company a pro rata portion of the costs Odetics incurs for such services. Charges allocated by parent were relatively flat during the three year period ended March 31, 1996 and the interim period ended December 31, 1996 compared to the nine months ended December 31, 1995. Charges allocated by parent remained relatively constant during these periods because the Company directly incurred most of the increases in administrative infrastructure necessary to support the growth of its business.

     Nonrecurring Charge. Nonrecurring charges were $1.4 million and $4.0 million in the years ended March 31, 1996 and 1995, respectively. The fiscal 1996 expense was comprised of legal expenses incurred in connection with litigation with E-Systems, which was settled in May 1996. The charges in fiscal 1995 related to asset write downs, severance costs related to staffing reductions and legal fees incurred in this litigation.

     Interest Charges Allocated by Parent. Odetics has historically advanced funds to meet the Company's capital requirements and has charged the Company interest expense on the resulting intercompany account balance determined using Odetics' cost of the related borrowed funds. Interest charges by parent decreased 5.7% to $1.3 million for the nine month period ended December 31, 1996 from $1.4 million for the comparable nine month period in fiscal 1996 because of a reduction in average outstanding intercompany borrowings during the most recent nine month period. Interest charges by parent increased 49.7% to $1.9 million in the year ended March 31, 1996 as compared to $1.2 million in fiscal 1995, and increased 129.3% from $542,000 in fiscal 1994. The increase in interest charges by parent in all annual periods reflects increased intercompany borrowings necessary to support the Company's working capital requirements and operations.

     Income Taxes. The Company is included in the consolidated federal tax return of Odetics. Members of the consolidated group that generate taxable losses are not allocated any tax benefit for such losses if the consolidated group as a whole is profitable. Accordingly, for periods prior to April 1, 1996, during which the Company incurred losses, the Company had no domestic income tax provision or benefit. In addition, because the Company's losses have been used to offset Odetics' taxable income in the consolidated federal tax returns, the Company has no loss carryforward available to offset future taxable income. For periods subsequent to April 1, 1996, the Company has entered into a Tax Allocation Agreement with Odetics pursuant to which the Company will make a payment to Odetics, or Odetics will make a payment to the Company, as appropriate, in an amount equal to the taxes attributable to the operations of the Company on the consolidated federal income tax returns and consolidated or combined state tax returns filed by Odetics. In addition, the Tax Allocation Agreement will provide that members of the Odetics consolidated group generating tax losses after April 1, 1996 will be paid by other members which utilize such tax losses to reduce such other members' tax liability. The Company expects to report taxable income in fiscal 1997 and has provided income taxes at an estimated effective tax rate of 40% for the nine month period ended December 31, 1996.

     The provision for income taxes for the year ended March 31, 1996 is comprised of apportioned foreign income taxes for income earned by a subsidiary of Odetics from administrative services provided on sales of the Company's products in Europe. The revenues, costs, and expenses incurred by this entity that relate to the Company's products have been combined in the accompanying selected financial data.

QUARTERLY RESULTS

     The following tables present selected quarterly financial information for each of the seven quarters through December 31, 1996 and the percentage relationship of certain items to net sales for the respective periods. This information is unaudited, but in the opinion of the Company's management, reflects all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations.

                                                                      QUARTERS ENDED
                                    -----------------------------------------------------------------------------------
                                    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                      1995        1995         1995        1996         1996        1996         1996
                                    --------    ---------    --------    ---------    --------    ---------    --------
                                                                  (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales:
  Products......................... $  2,391     $ 4,679     $  7,321     $10,404     $ 11,418     $12,768     $ 14,081
  Service and spare parts..........      973         970        1,237       1,435        1,359       1,495        1,331
                                     -------     -------       ------     -------      -------     -------      -------
Total net sales....................    3,364       5,649        8,558      11,839       12,777      14,263       15,412
Gross profit:
  Products.........................      889       1,421        2,509       4,294        4,426       4,758        5,663
  Service and spare parts..........      226         211          354         643          500       1,216          448
                                     -------     -------       ------     -------      -------     -------      -------
Total gross profit.................    1,115       1,632        2,863       4,937        4,926       5,974        6,111
Expenses:
  Research and development.........      448         419          408         456          585       1,110        2,056
  Sales and marketing..............      575         683        1,032       1,428        1,514       1,315        1,898
  General and administrative.......      335         350          347         382          409         454          569
  Charges allocated by parent......      341         400          367         426          371         365          377
  Nonrecurring charge..............       62         395          416         519           --          --           --
                                     -------     -------       ------     -------      -------     -------      -------
Income (loss) from operations......     (646)       (615)         293       1,726        2,047       2,730        1,211
Interest charges allocated by
  parent...........................      440         456          483         482          495         434          372
                                     -------     -------       ------     -------      -------     -------      -------
Income (loss) before income
  taxes............................   (1,086)     (1,071)        (190)      1,244        1,552       2,296          839
Income taxes.......................       --          --           74          12          621         918          335
                                     -------     -------       ------     -------      -------     -------      -------
Net income (loss).................. $ (1,086)    $(1,071)    $   (264)    $ 1,232     $    931     $ 1,378     $    504
                                     =======     =======       ======     =======      =======     =======      =======

     The following table sets forth for the periods indicated, the percentage of total net sales represented by each item in the Company's consolidated statement of operations.

Net sales:
  Products.........................     71.1%       82.8%        85.5%       87.9%        89.4%       89.5%        91.4%
  Service and spare parts..........     28.9        17.2         14.5        12.1         10.6        10.5          8.6
                                    --------    ---------    --------    ---------    --------    ---------    --------
Total net sales....................    100.0%      100.0%       100.0%      100.0%       100.0%      100.0%       100.0%
Gross profit:
  Products.........................     37.2        30.4         34.3        41.3         38.8        37.3         40.2
  Service and spare parts..........     23.2        21.8         28.6        44.8         36.8        81.3         33.7
                                    --------    ---------    --------    ---------    --------    ---------    --------
Total gross profit.................     33.1        28.9         33.5        41.7         38.6        41.9         39.7
Expenses:
  Research and development.........     13.3         7.4          4.8         3.9          4.6         7.8         13.3
  Sales and marketing..............     17.1        12.1         12.0        12.0         11.8         9.2         12.4
  General and administrative.......     10.0         6.2          4.1         3.2          3.2         3.2          3.7
  Charges allocated by parent......     10.1         7.1          4.3         3.6          2.9         2.6          2.4
  Nonrecurring charge..............      1.8         7.0          4.9         4.4           --          --           --
                                    --------    ---------    --------    ---------    --------    ---------    --------
Income (loss) from operations......    (19.2)      (10.9)         3.4        14.6         16.1        19.1          7.9
Interest charges allocated by
  parent...........................     13.1         8.1          5.6         4.1          3.9         3.0          2.4
                                    --------    ---------    --------    ---------    --------    ---------    --------
Income (loss) before income
  taxes............................    (32.3)      (19.0)        (2.2)       10.5         12.2        16.1          5.5
Income taxes.......................       --          --          .09         0.1          4.9         6.4          2.2
                                    --------    ---------    --------    ---------    --------    ---------    --------
Net income (loss)..................    (32.3)%     (19.0)%       (3.1)%      10.4%         7.3%        9.7%         3.3%
                                    ========    ========     ========    =========    ========    ========     ========

     Net sales have increased for each of the last seven quarters ended December 31, 1996, reflecting higher unit sales quarter to quarter due to increasing market acceptance of the Company's DLT based automated tape libraries. Increases in gross profit across the periods presented generally reflect manufacturing efficiencies associated with higher sales volume, as well as cost reductions in certain materials included in the Company's DLT product line. Commencing during the quarter ended March 31, 1996, gross profit as a percentage of net sales improved primarily as a result of rapid acceleration of unit sales and a corresponding increase in production resulting in greater absorption of manufacturing overhead. Operating expenses also increased sequentially across the quarters presented, commensurately with increases in net sales. Research and development expense tends to fluctuate significantly across periods, depending upon the Company's product development cycles. Such expenses increased significantly in the quarters ended September 30, 1996 and December 31, 1996 reflecting preproduction costs and quality and reliability testing for the Company's new 7100 Series of automated tape libraries, continuing research and development dedicated to products incorporating the Prism architecture expected to be commercially released in calendar 1997, as well as the integration of the new DLT7000 tape drive into the Company's existing products.

BACKLOG

     The Company builds products to order rather than to forecast, but has achieved a relatively short manufacturing cycle. Accordingly, the Company's net sales during any period are substantially dependent on orders booked and shipped during that period. The Company includes in its backlog those customer orders for which it has received orders and for which shipment is scheduled within the next twelve months; however, most orders are filled within 90 days. In general, all purchase orders are cancellable under certain circumstances. As a result of potential cancellation of orders and delays in customer shipments and delivery schedules, the Company's backlog at any particular date may not be indicative of actual sales for any succeeding period. At December 31, 1996, the Company's backlog was $6.1 million as compared to $3.6 million at December 31, 1995 and $4.4 million at March 31, 1996 as compared to $1.0 million at March 31, 1995.

     Although the Company builds to order, in order to achieve a reasonably short manufacturing cycle, it must purchase components and subassemblies and incur operating expenses which are relatively fixed in nature based on forecast orders and sales. If orders and revenue do not meet the Company's forecasts in any given quarter, the adverse impact of a shortfall in revenue may be magnified by the Company's inability to reduce expenditures quickly, and could have a material adverse effect upon the Company's results of operations for that period. See "Risk Factors -- Fluctuations in Quarterly Operating Results; History of Operating Losses."

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has relied upon equity capital investments and interest bearing advances from Odetics to provide necessary financing for its operating and investing activities. At December 31, 1996, these amounts aggregated $20.6 million, of which $19.6 million represented advances bearing interest at variable rates (8.25% at December 31, 1996) and $1.0 million represented Odetics' investment in the Company's Common Stock. For the years ended March 31, 1994, 1995 and 1996 and the nine month period ended December 31, 1995, the Company required $5.5 million, $6.2 million, $3.1 million and $1.1 million, respectively, to fund its net losses and changes in operating assets and liabilities which was provided by Odetics and reflected as an increase in the Company's obligation to Odetics. In the nine month period ended December 31, 1996, the Company generated $3.3 million of cash from operating activities and used $2.4 million to reduce its liability to Odetics. During the years ended March 31, 1994, 1995 and 1996 and the nine months ended December 31, 1995 and 1996, the Company's purchases of equipment and investments in leasehold improvements totalled $923,000, $283,000, $498,000, $155,000 and $953,000,
respectively, financing for which was also provided by Odetics. At December 31, 1996, the Company purchased from Odetics the net assets of the division of Odetics which provided service and support for the Company's products for $2.3 million, the purchase price for which was reflected as an increase in the Company's obligation to Odetics.

     The Company and Odetics are co-borrowers under a joint Loan and Security Agreement (the "Agreement") with Imperial Bank and Comerica Bank-California (together, the "Lenders") and are jointly and severally liable for all amounts advanced to either borrower thereunder. The maximum credit facility is $17.0 million, of which approximately $9.4 million was outstanding at December 31, 1996. Pursuant to this agreement, the Company has granted to the Lenders a security interest in substantially all of the Company's assets. Subject to the completion of this Offering and certain other conditions, each Lender has agreed to release the Company from all of its obligations under the Agreement. The Company has also received a commitment letter from Imperial Bank for the establishment of a $5.0 million line of credit which will bear interest at such bank's prime rate as announced from time to time. Certain conditions precedent to (A) each Lender's release of the Company from its obligations under the Agreement, and (B) Imperial Bank's commitment to provide a line of credit to the Company include (i) the completion of a public offering yielding at least $17.0 million gross proceeds, and the use of certain of the proceeds to reduce the Company's obligation to Odetics, (ii) the completion of loan documentation satisfactory to the lender, and (iii) the perfection of the lender's security interest. The required amount of the reduction of the Company's obligation to Odetics will be 40% of the net proceeds of the Offering, before deducting offering expenses ($6.8 million assuming no exercise of the Underwriters' over-allotment option). No assurance can be given that the Imperial Bank commitment letter will result in a binding line of credit. The Company's failure to obtain a binding line of credit could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company entered into a new lease and plans to relocate to its new facility in Irvine, California during the first calendar quarter of 1997. Although the Company has no material capital expenditure commitments, it does anticipate incurring costs of approximately $200,000 for relocation, leasehold improvements and capital equipment for the new facility.

     At December 31, 1995, the Company had a net capital deficiency of $11.0 million and a working capital deficiency of $12.0 million. The Company's working capital requirements have historically been funded by Odetics. The Company had a net capital deficiency of $8.2 million and working capital deficiency of $10.0 million at December 31, 1996. Upon the completion of the Offering, the Company will have a net capital surplus and working capital sufficient to provide for at least 12 months. If the Offering is not completed, Odetics will continue to fund the Company's operating capital requirements.

     The Company anticipates that cash flow generated from operations, prospective bank arrangements, and the net proceeds to the Company from the Offering will be adequate to meet its capital requirements and enable it to execute its operating plans and meet its obligations on a timely basis for at least a twelve month period following the completion of the Offering.

                                    BUSINESS

     This Prospectus contains forward looking statements that involve a number of risks and uncertainties including, without limitation, those set forth in "Risk Factors" and elsewhere in this Prospectus. The Company's actual results may differ materially from any future performance discussed in the forward looking statements and in this Business Section.


     The Company designs, manufactures, markets and services automated magnetic tape libraries used to manage, store, and transfer data in networked computing environments. The Company is a leading provider of Digital Linear Tape ("DLT") automated tape libraries for the high end of the networked computing market (one terabyte capacity and above), shipping over 1,900 systems during the past three years. The Company's products provide a high performance, reliable, cost effective and scaleable storage solution for organizations requiring the backup, archival and recovery of critical computer data.


     The Company's products incorporate DLT tape drives as well as the Company's proprietary IntelliGrip cartridge handling system, providing end users with rapid and reliable access to computer data across a wide variety of networks. The Company believes that the growing market acceptance of DLT technology has been driven by a number of factors, including performance, cost, reliability and durability advantages over competing storage technologies. The Company's proprietary robotics system within each automated tape library provides additional speed and reliability due to the accurate and timely manner in which tape cartridges are loaded and unloaded into the DLT drives. The Company's products are compatible with commonly used network operating systems, protocols and topologies as well as with a broad range of storage management software. In addition, these products are highly scaleable and permit flexible configuration. For example, the Company's 2640 Series is capable of storing 9.2 terabytes of data as a standalone unit or up to 46 terabytes of data with the SystemLink Option, which links up to five 2640 units together for larger storage requirements.

INDUSTRY BACKGROUND

     In recent years, there has been a rapid proliferation of computers throughout business organizations and a corresponding increase in the amount of data that is generated, analyzed, distributed and stored. As a result, the amount of disk storage capacity has grown significantly during recent years. According to International Data Corporation, shipped hard disk capacity grew from 76,000 terabytes in 1995 to an estimated 185,000 terabytes in 1996, and is projected roughly to double on an annual basis through the year 2000. This growth in the amount of data generated and stored has been driven by growth in the installed base of computers, complex enterprise wide software applications used in open system environments, and the emergence of data intensive image, voice, video and multimedia processing. The increased demand for storage products has also been fueled by a reduction in the cost of storage by 40% to 60% annually over each of the past three years.

     Concurrently, with the increase in data storage requirements, business processes have transitioned from manual operations and mainframe based systems to complex and sophisticated networked computing environments in which critical data is widely distributed throughout an organization. Strategic Research Corp. estimates that the average amount of data stored in Unix networks will increase from 138 gigabytes in 1994 to approximately 583 gigabytes in 1999. As dependence on shared data has become more prevalent, network users are increasingly relying on rapid access to computer files and data including sales and marketing data, customer information, accounting records, project specifications and other business critical information stored across local and wide area networks. In addition, organizations are seeking to access and analyze large volumes of data previously stored in archives through data warehousing and data mining techniques in order to better manage and track their customer interactions and business processes.

     As both the volume and importance of data distributed across networks has increased, the efficient and cost effective protection, management and availability of stored data have become critical components of the overall management of the network. The demand for effective access to this data has generated a wide variety of storage management solutions utilizing both magnetic and optical disks and a range of magnetic tape technologies. Each of these solutions involves compromise among a variety of factors including data integrity and reliability, cost, capacity, speed and scaleability. Most data management systems are optimized for backup, archival, disaster recovery or hierarchical storage management ("HSM"). HSM, an established application in the mainframe market and an emerging feature of the network computing environment, classifies stored data according to the frequency and timeliness with which the organization requires access to such data, providing rapid access to critical data and less immediate retrieval of infrequently used data.

     Cartridge based magnetic tape has emerged as the medium of choice for backing up, archiving and recovering data in distributed computing environments due to its cost effectiveness, high reliability and its ability to provide nearline availability of data. Magnetic tape solutions have evolved considerably over the past twenty years and have historically included two distinct technologies: linear recording technology such as the 3480 and QIC which provided high data integrity and rapid data accessibility but relatively low storage density; and helical tape technology such as the 8 mm and 4 mm tape systems which provided higher density, but generally resulted in lower data transfer rates, increased maintenance requirements, less effective access to random data and reduced data integrity.

     DLT, a tape format introduced by Digital Equipment Corporation ("DEC") in 1993 and acquired by Quantum in 1994, incorporates the key advantages of linear recording and helical tape technologies into a single technology. DLT is a high performance, half inch, linear serpentine recording tape solution designed to meet the capacity and reliability needs of high duty cycle applications such as network server backup devices, midrange applications, multimedia processes and online transactions. DLT utilizes a simple tape path and operates at a low, constant tension, minimizing the wear on both the tape and head. The Company believes DLT tape drives offer certain performance, durability, error correction, cost and reliability advantages over competitive technologies, including high speed data transfer rates, greater capacity and better data integrity than other tape formats, and, in general, represent a balance between price and performance for the distributed computing environment.

     In selecting alternatives for the protection, management and storage of data, network administrators are primarily concerned with providing a storage solution that meets their own needs for availability and capacity. To provide a complete storage solution, however, tape library systems must also meet the demanding needs of users relying on the network on a continuing basis. Therefore, key criteria used to evaluate storage alternatives also include the following: (i) reliability of the mechanical assemblies which handle and transport storage media, (ii) the degree of system automation, (iii) the compatibility with existing network operating systems, protocols and topologies,
(iv) the expandability and upgradeability of the storage device over time, (v) the expected life cycle of the product, and (vi) the physical configuration of the equipment. All of these factors must be considered in the context of the overall operational cost of a given storage system, which includes both the upfront cost of a particular storage system, as well as the annual cost of operating, maintaining and supporting the systems and its users.

THE ATL SOLUTION

     The Company's automated tape libraries provide a high performance, cost effective, scaleable data storage solution for the protection, management and accessibility of stored data across distributed networks. The Company's products utilize DLT technology which is rapidly becoming a standard storage solution for backup, archival and disaster recovery applications within the distributed computing market. The Company's automated tape libraries incorporate the Company's proprietary IntelliGrip robotics for the reliable, accurate and high speed handling and loading of the DLT tape cartridges. These robotics provide improved access times, reduced occurrence of human error and greater automation which permits unattended automated backup and archiving. The Company's products offer compatibility with commonly used network operating systems, protocols and topologies, as well as with a broad range of storage management software. The Company's products permit the network user prompt and convenient access to stored data within the time constraints imposed by critical business operations. In addition, the modular and scaleable design of the Company's products enables users to upgrade storage capacity readily as their storage needs continue to grow. The Company believes that its comprehensive knowledge of network storage will enable it to provide additional cost effective storage solutions as storage technologies and network architectures and technologies continue to evolve.

STRATEGY

     The Company's objective is to be the leading provider of automation solutions for the management of data storage in distributed computing environments. Key elements of the Company's strategy include the following:

     Maintain Technological Leadership. The Company is a leading provider of DLT based storage solutions. The Company's products utilize advanced technologies such as the IntelliGrip robotics systems and sophisticated control software in order to provide a high degree of reliable, cost effective and user friendly storage systems. The Company intends to continue to dedicate significant resources to develop products incorporating improved proprietary robotics and advanced network connectivity, and to incorporate additional evolving storage technologies and applications such as HSM. In mid 1997, the Company expects to introduce a new generation of automated tape library systems incorporating its Prism architecture, integrating into its system a high performance, industry standard PCI bus. Libraries utilizing this architecture will address an expanded range of applications from backup of Windows NT networks to large data mining and warehousing applications.

     Incorporate New Software Based Functionality. The Company is developing additional software elements to complement its automated tape libraries and to enhance their functionality in system monitoring and volume management. These software elements will comply with industry standard application programming interfaces, including the Simplified Network Management Protocol ("SNMP") and Java Management Applications Programming Interface ("JMAPI"), and will permit remote access for system monitoring and management within the internal network and across the Internet.

     Broaden Market Coverage. The Company's Prism product line is intended to extend the Company's market position in distributed computing environments to pursue opportunities at both the high end and low end of the automated tape library market. At the low end, the Company plans to address the rapidly emerging NT network opportunity by providing much of the high end functionality featured in the Company's current products in a smaller, lower capacity entry level product. The initial Prism product is expected to consist of a rack mounted system having a capacity of 0.25 terabytes, and to offer effective migration paths to higher capability and higher performance systems. At the high end of this market, the Company intends to leverage critical elements of the hardware in different system configurations to address high performance data warehousing applications.

     Enhance Indirect Distribution Channels. The Company sells its products primarily through a leveraged indirect channel consisting of selected VARs who have a strong market presence, have demonstrated the ability to work directly with the end users, and who maintain relationships with major vendors of storage management software. The Company intends to continue to devote substantial marketing resources to support this important distribution channel. In addition, the Company is implementing programs such as its expanded demonstration equipment plan, warranty programs and "Certified Maintainer" programs to complement the capabilities of its reseller channel partners. The Company believes its VAR distribution channels to be particularly important for emerging segments of the market where customer relationships and support are critical to product acceptance.

     Strengthen and Expand OEM Relationships. The Company also has established and is pursuing additional relationships with major OEM customers and platform and storage system vendors who the Company believes are essential to its continued revenue growth and to the development of both its technology and operating processes. The Company's OEM customers include Auspex, DEC, EMC and Sun Microsystems, among others. The architecture of the Company's Prism product line, which was developed in close cooperation with existing and potential OEM customers, provides substantially enhanced compatibility with a wide range of hardware and software interfaces. This more flexible architecture creates a significant opportunity for the Company's OEM customers to add their own proprietary technological functionality to the Company's automated tape libraries, and to provide differentiated product offerings which would include the Company's automated tape library as a fully integrated element.

     Provide Extensive Customer Support. The Company maintains two dedicated service centers and has qualified more than 25 of its VAR and OEM customers as certified maintenance providers to ensure prompt and reliable service of the Company's products. The Company also works closely with its OEM customers in the development of their products in order to obtain valuable input from end users and to expedite product development. The Company believes extensive customer support is an essential element of its success and intends to increase its focus on customer service and support in the future.

PRODUCTS

     The Company's product families consist of the ATL 7100, the ATL 520 and the ATL 2640 Automated DLT Library Series. Within each product family, customers may specify the type and quantity of DLT drives, the maximum number of cartridges and a number of interface options. The Company's products are compatible with major hardware platforms including Sun Microsystems, DEC, Hewlett Packard, IBM and Silicon Graphics, and are supported by approximately 40 storage management software applications.

     The Company's products are specifically designed electromechanical and robotic systems under the precise digital control of dedicated electronics utilizing the Motorola 68332 microcontroller. These electronics control the robot, load port, tape drives, control panel, position sensors and environmental sensors. The products also include a wide variety of SCSI-2 interfaces configured to meet specific needs of end users. The wide SCSI-2 interface permits data transfer at rates up to 20 megabytes per second on each host connection. The assignment of the library and drives among the SCSI interfaces may be selected at installation of the products. The products permit sharing of the library among several hosts to permit, for example, concurrent backup from several local area networks.

     All of the Company's current products are based upon DLT technology which is a high performance, half inch, linear serpentine recording tape solution designed to meet the capacity and reliability needs of high duty cycle applications such as network backup servers, midrange data servers, multimedia processing, and online transaction processing. DLT utilizes a simple tape path and operates at a low, constant tension which minimizes both head and tape wear. The Company believes that DLT tape drives offer certain performance, reliability, durability, error correction and cost advantages over competitive technologies which result in greater capacity, higher transfer rates and better data integrity than other tape offerings.

     The Company's products have demonstrated high field reliability comparable to RAID disk arrays, even surpassing the Company's own rigid specifications. The Company has also demonstrated that DLT drives exhibit greater reliability within the Company's products than in other applications. The 7100 Series and 520 Series require only minimal installation support and have twelve month recommended preventive maintenance intervals. In addition, the scaleable architecture of the Company's products permits flexible configuration and permits the upgrade of installed products to increase capacity, throughput or connectivity. This versatility allows end users to purchase entry level systems at lower costs and to upgrade those systems in a cost effective manner as their data management needs grow.

     The Company's products share the following common features:

     Advanced Robotics. The Company's products include the Company's IntelliGrip precision cartridge handling system which is designed to load and unload the drives in a highly accurate and controlled manner, thus increasing cartridge longevity and enhancing system reliability. The IntelliGrip system features automatic calibration and precisely controlled force which enables the IntelliGrip to firmly grasp and gently exchange the DLT cartridges reducing wear contaminants.

     Unique System Configurations. The Company's products are manufactured from electronic and electromechanical subassemblies which have been uniquely designed to meet the demanding requirements for reliable automation by the DLT technology. The frames of the libraries, for example, utilize a welded unibody construction technique to provide a highly stable environment for the robotics instead of the more typical rivet or screw construction techniques. Each product series utilizes an architecture which can be adapted to a wide range of product configurations. Because the Company's product families are typically designed to address different market segments, several configuration options are available within each product family.

     System Compatibility. The Company's products incorporate industry standard interfaces and protocols and, therefore, are compatible with most common platforms and operating systems used in the networked computing environment. The Company has developed the active support of over 40 key storage management software developers for the Unix, NT and NetWare environments to expand the compatibility of the Company's products to include a wide range of data management applications. Currently, most Unix data management applications directly support the Company's products and, as data management requirements increase in the NetWare and NT environments, a growing number of applications for these network operating systems have begun providing direct support.

     The following table illustrates the common configuration options for the Company's products:



                                     TYPE OF       NO. OF     CARTRIDGE      LIBRARY         LIBRARY
                                   TAPE DRIVES     DRIVES     CAPACITY      CAPACITY*      THROUGHPUT*
                                   -----------     ------     ---------     ---------     -------------
                                                                              (TB)        (GB/PER HOUR)
    7100 SERIES
      ATL 2/68...................     DLT 4000        2           68           1.4             10.8
                                      DLT 7000        2           68           2.4             36.0
      ATL 4/100..................     DLT 4000        4          100           2.0             21.6
                                      DLT 7000        4          100           3.5             72.0
      ATL 7/100..................     DLT 4000        7          100           2.0             37.8
                                      DLT 7000        7          100           3.5            126.0
    520 SERIES
      ATL 2/28...................     DLT 4000        2           28           0.6             10.8
                                      DLT 7000        2           28           1.0             36.0
      ATL 4/52...................     DLT 4000        4           52           1.0             21.6
                                      DLT 7000        4           52           1.8             72.0
    2640 SERIES
      ATL 2640...................     DLT 4000        3          264           5.3             16.2
                                      DLT 7000        3          264           9.2             54.0
      ATL 6/176..................     DLT 4000        6          176           3.6             32.4
                                      DLT 7000        6          176           6.2            108.0
      ATL 9/88...................     DLT 4000        9           88           1.8             48.6
                                      DLT 7000        9           88           3.1            162.0

---------------
* All values reflect native (uncompressed) mode.

  7100 SERIES

     In November 1996, the Company announced the introduction of its 7100 Series. The 7100 Series affords a cost effective solution for enterprise system administrators by providing multi-terabyte backup and archiving capability in a compact system configuration, with a high degree of commonality with the products in the 520 Series in terms of parts, operations and training. The 7100 Series was designed for network environments requiring online disk capacities which will exceed 250 gigabytes in the near future. The products in the 7100 Series are particularly appropriate for environments which already contain products in the 520 Series due to the high degree of operational and support compatibility between these two product families. The 7100 Series also represents an attractive choice for rapidly growing network environments as a result of the relatively low entry costs of these products and the significant potential offered for cost effective field upgrades.

     The 7100 Series currently includes twelve product configurations which contain between two and seven DLT4000 or DLT7000 drives and are available with either a 68 or 100 maximum cartridge capacity. The 7100 Series delivers capacity ranging from 1.4 to 3.5 terabytes and backup performance of up to 126 gigabytes per hour. A fully configured 7100 library achieving a 2:1 data compression can backup a one terabyte database in only four hours. In addition, the 7100 Series libraries can provide room for seven generations of a single terabyte backup. The 7100 Series also includes several advanced features such as a touch screen control panel with a browser-like GUI for "point-and-click" library management as well as enhanced access to both the DLT drives and cartridges. The 7100 Series will also permit "hot swap" of the DLT drives during library operation to maximize library availability. The Company intends to ship its first products in the 7100 Series during the first calendar quarter of 1997. The end user list prices for products in the 7100 Series typically will range from approximately $65,000 to approximately $130,000 depending primarily on drive configuration.

  520 SERIES

     The Company introduced the 520 Series departmental libraries in 1995 for Unix network environments. The design of the 520 Series was optimized for the DLT4000 and DLT7000 drive technology. The 4/52 and 2/28 models of the 520 Series are designed for the demanding networked computing environment. The 4/52 models primarily address high speed backup, archiving and HSM applications while the 2/28 models are used by companies making the transition from single drive to multiple drive data storage management and are easily upgradeable to address future requirements.

     The 520 Series currently includes sixteen product configurations which contain either two or four DLT4000 or DLT7000 drives and are available with either a 28 or 52 maximum cartridge capacity. The 520 Series delivers capacity ranging from 0.6 to 1.8 terabytes and backup performance of up to 72 gigabytes per hour. All of the products in the 520 Series have demonstrated extremely high field reliability and have achieved DLT drive reliability which exceed the manufacturer's specifications. The Company has shipped over 1,200 products in the 520 Series to date. The end user list prices for products in the 520 Series generally range from approximately $50,000 to approximately $75,000 per library depending primarily on drive configuration.

  2640 SERIES

     The 2640 Series was the Company's first product family to incorporate DLT technology. The 2640 was originally developed pursuant to a strategic alliance with DEC in 1993. The basic architecture of the 2640 was adapted from the Company's earlier developments in midrange 3480 and 3490 tape libraries. The 2640 Series is sold primarily to the data intensive midrange segment of the market. The 2640 Series products are used by companies which require unattended backup of large quantities of data in a safe, reliable manner and by organizations which have migrated to more demanding HSM applications. The flexible design of the 2640 Series may be adapted to a variety of configurations to deal with large amounts of data and is easily upgraded to meet future needs in terms of both data capacity and transfer rate.

     Libraries in the 2640 Series are controlled by the host computer through either an RS-232C or a SCSI-2 interface. Products in the 2640 Series may be integrated into configurations of up to five units which can be operated as a single library to accommodate significant growth in end user requirements. The 2640 Series currently includes nine product configurations which contain between three and nine DLT4000 or DLT7000 drives and have maximum capacities ranging from 88 to 264 cartridges. The 2640 Series delivers capacity ranging from 1.8 to
9.2 terabytes per unit and backup performance of up to 162 gigabytes per hour per unit. End user configurations of up to five units in the 2640 Series can be created with the SystemLink option either at system installation, or at a later time as requirements grow. The end user list prices for products in the 2640 Series generally range from approximately $75,000 to approximately $155,000 depending primarily on drive configuration.

PRODUCTS UNDER DEVELOPMENT

     PRISM SERIES. In 1997, the Company expects to introduce a new generation of automated tape library systems which will include a high performance, industry standard PCI bus, to address both the emerging NT market and large data mining and warehousing applications. One of the initial Prism products will consist of a rack mounted system with a capacity of 0.25 terabytes, and will offer effective migration paths to higher capability and higher performance systems. The Company intends to develop future versions within this product family which will also contain features to increase speed and cartridge capacity and to enhance their integration into both high end network and data archiving applications. The initial Prism products were developed in close cooperation with existing and potential OEM customers and provide substantially enhanced compatibility with a wide range of hardware and software interfaces. Current automated tape library architectures are restricted by the SCSI-2 specification which limits the integration of these products into complex systems and network topologies. The Prism architecture will permit remote monitoring and management of libraries distributed throughout an enterprise, provide interface flexibility for a wide range of network and channel protocols (including SCSI, FDDI, FC/AL and ATM), and facilitate a much closer integration between the library and other elements of the storage management system. These products will also provide significant added value opportunities for the Company's OEM partners.

     SOFTWARE ENHANCEMENTS. The Company is developing additional software elements to complement its automated tape libraries and to enhance their functionality in system monitoring and volume management. These proprietary software elements will comply with industry standard application programming interfaces, including SNMP and JMAPI, and will provide remote access for system monitoring and management within the internal network and across the Internet.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are principally focused on the development of new generations of storage products for the networked computer market. The Company employs 37 engineers and maintains key design teams in the areas of electromechanical, electronic, software, system and process design. The Company has also engaged a number of third parties for product development activities including a recently announced OEM relationship with Veritas Software to develop the industry's first Internet tape library management product. In addition, the Company continuously solicits and receives consultation from its end users regarding system features and capabilities, and works closely with its OEMs during the development and integration of the OEM products.

     In the near future, the Company intends to focus its development activities to continue to accommodate advances in DLT technology for integration into the Company's current products. As a leading supplier of DLT libraries, the Company has been able to work closely with Quantum during the early stages of the development of the new DLT7000 drive which has facilitated the Company's rapid development of products using this new technology. While all of the Company's products currently feature DLT technology, the Company believes the continued system evolution in the networked computing market has led to an increasing need for automated tape libraries which provide functional capabilities beyond those available with current DLT technology. Accordingly, the Company continues to evaluate emerging drive technologies which it believes will complement DLT.

     The Company has gained significant expertise in the development of automated tape libraries which extends beyond DLT technology and includes, among other things, process automation knowledge and systems design and management experience. The Company intends to continue to leverage this expertise to support the development of additional removable storage media technologies which it anticipates will play an important role in the distributed computer market. The Company believes this expertise, together with its experience with a wide variety of tape media, will enable the Company to adapt its products to accommodate evolving storage technologies. There can be no assurance that the Company will be able to make such adaptations on a timely basis, if at all.

     The Company believes that, in order to provide comprehensive solutions for the emerging requirements of storage management, it must also design and introduce tape libraries that incorporate embedded firmware and software to further support archiving, data warehousing and HSM applications. The Company is currently developing software elements which will complement the use of its products in the Unix market and which will enhance the introduction of its products into the rapidly developing NT market. These products, which are being developed in conjunction with Veritas Software, a major file system provider, will permit monitoring and management of the Company's products either within a network structure or through resources such as an enterprise wide intranet and the Internet, and should substantially improve the efficiency and effectiveness of the use of multiple libraries within a single organization. In addition, these products will permit volume management of libraries without requiring extensive backup, archiving or HSM applications, thereby making the products more attractive for smaller scale networks, representing a majority of the NT installations.

     The data storage market is characterized by rapid technological change and is highly competitive with respect to product innovation and introduction. The Company believes its continued success depends in part on its ability to enhance its existing products and develop new products that incorporate the latest technological advancements. While the Company intends to continue to make significant investments in research and development, there can be no assurance that it will be able to modify its existing products or introduce new products which incorporate new storage technology on a timely basis, if at all.

COMPETITION

     The Company competes directly, both domestically and internationally, with a number of companies offering data storage products using various technologies, including Sun Microsystems, Silicon Graphics, Compaq, Hewlett-Packard and others. Management believes eight tape library manufacturers currently provide DLT based products, including the Company's principal competitors, ADIC, Breece Hill Technologies, Hewlett-Packard and StorageTek. DLT is still an emerging technology and currently represents one of the smallest segments of the tape storage market. The Company competes indirectly with a large number of manufacturers offering tape storage systems using formats other than DLT including 8 mm, 4 mm (DAT), 3480 and QIC that have larger installed bases and may be expected to continue to provide intense competition for the DLT format. These competitors include ADIC, Exabyte, Fujitsu, Hitachi, IBM, Spectra Logic and StorageTek. The Company anticipates these competitors will expand the functionality and performance of their selected storage technologies to compete effectively with DLT. In addition, if DLT continues to maintain market acceptance, many of these competitors could elect to offer DLT systems. The Company also expects increased competition from large integrated computer equipment companies, many of whom have historically incorporated their own tape storage products into their mainframe systems, and are broadening their focus to include the distributed computing market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Many of the Company's current and potential competitors have substantially greater name recognition and financial, marketing, technical and other resources than the Company. The Company's current and potential competitors may develop new technologies and products that are more effective than the Company's products. In addition, many of these companies sell directly to end users, which the Company believes may provide a competitive edge over the Company when marketing either similar products or alternative data storage solutions. The Company is not ISO-9000 certified, unlike certain of its competitors, which may limit certain customers' ability to purchase directly from the Company. There can be no assurance that the Company will be able to compete successfully against either current or potential competitors or that competition will not have a material adverse effect on the Company's business, operation results and financial condition.

     The market for the Company's products is highly competitive and is characterized by rapidly changing technology and evolving standards. The Company believes that its ability to compete depends on a number of factors, including the success and timing of new product development by the Company and its competitors, compatibility of the Company's products with a broad range of computing systems, product performance, reliability and price, and customer support. The Company believes that the principal competitive factors in the networked computing market are storage capacity, data transfer rate, low cost of ownership, price, product quality and reliability, timing of new product introductions and ability to meet customer volume needs.

SALES AND MARKETING; PRINCIPAL CUSTOMERS

     The Company markets and sells its products through indirect sales channels comprised primarily of VARs and OEMs pursuant to strategic arrangements and individual purchase agreements. Sales of new technological advancements are often initially made through VARs who generally evaluate, integrate and adopt new technology more quickly than OEMs. As a technology achieves greater market acceptance, OEM sales generally have represented an increased portion of the sales of the products incorporating that technology. During the year ended March 31, 1996, direct sales to VARs and OEMs accounted for approximately 76% and 24%, respectively, of the Company's net sales.


     The Company has relationships with more than 100 VARs who integrate the Company's products with storage management software to provide comprehensive storage solutions. The Company has certified 40 independent software developers including EMC, Hewlett-Packard, Legato, OpenVision, Spectralogic and Workstation Solutions, among others, who provide storage management software which is compatible with the Company's products. The Company's strategy is to pursue VARs who have expertise in storage management, strong established relationships with end users and the experience to understand and respond to their customers' critical needs. The Company typically enters into a one year Reseller Agreement with its VARs, which are usually subject to cancellation by the Company in the event the VAR does not meet certain requirements. The Company provides marketing and training support for its VARs and offers cooperative marketing programs to certain VARs.

     The Company has also entered into agreements with several major OEMs, including, among others, DEC, EMC and Sun Microsystems, who incorporate the Company's products into systems sold by the OEMs. The Company has entered into strategic relationships with certain of these OEMs which has enabled the Company to work with OEMs early in their product development cycle thereby providing valuable development feedback to the Company. The sales cycle for OEMs often encompasses a long lead time and generally involves extensive product and system qualification, evaluation, integration and verification. The Company believes the OEM channel is also critical to the Company's success because OEMs have traditionally taken a more active role in the development, support and servicing of the Company's products.


     The Company maintains full time sales personnel in five regional sales locations including Boston, Chicago, Dallas, San Francisco and Washington to facilitate close cooperation and communication with its VAR and OEM customers. The Company also employs four international sales managers who assist in the marketing of the Company's products to VARs and OEMs throughout Europe and Asia. International sales constituted approximately 21% of the Company's sales during the year ended March 31, 1996. The Company anticipates that international sales will continue to represent a significant portion of the Company's net sales. The Company undertook a sales initiative for Europe in late fiscal 1995 and fiscal 1996 utilizing the pre-existing infrastructure of OEL, which offered products manufactured by other business units of Odetics. In order to establish a European presence dedicated solely to expanding the sales of the Company's products, the Company formed APL in the United Kingdom to conduct its European operations. While ATL expects its future sales in the European market primarily will be made through APL, OEL continues to retain nonexclusive distribution rights for the Company's products but is not currently marketing any of the Company's products. The terms of any such sales will be consistent with terms offered to the Company's VARs and OEMs. Odetics has informed the Company that it does not intend to compete directly with the Company. OEL continues to distribute products offered by the remaining divisions of Odetics. Sales to customers outside the United States are subject to certain risks. See "Risk Factors -- Risks Associated with International Sales and New European Subsidiary."



     A small number of customers have historically accounted for a substantial portion of the Company's net sales. Sales to DEC accounted for approximately 18.0% of the Company's net sales during the year ended March 31, 1996. Sales to EMC accounted for approximately 12.8% of the Company's net sales for the nine months ended December 31, 1996. No other customer accounted for 10% or more of net sales during these periods. The Company's ten largest customers; however, accounted for an aggregate of 53.9% of the Company's sales during the 21 month period ended December 31, 1996.

END USERS

     End users of the Company's products include a number of large corporations in a variety of industries. A representative list of end users of the Company's products is set forth below:

     TELECOMMUNICATIONS

     ADC Telecommunications, Inc.
     AT&T Corporation
     Bell Northern Research
     Hughes Aircraft Company
     Warner Brothers Inc.

     TRANSPORTATION

     British Airways
     BMW
     Ford Motor Company
     Rover Group PLC

     FINANCIAL SERVICES

     Bank of Boston Corporation
     MBNA America Bank, N.A.
     Swiss Bank Corporation

     HEALTH SERVICES

     Aetna, Inc.
     HealthNet

     TECHNOLOGY

     Adobe Systems Incorporated
     Advanced Micro Devices, Inc.
     CREO Products, Inc.
     Electronic Data Systems Corporation
     Hewlett-Packard Company
     Intel Corporation
     Motorola, Inc.
     Nokia Corporation
     Sun Microsystems, Inc.
     Texas Instruments Incorporated

     INDUSTRIAL

     Arco Chemical Company
     Chevron Corporation
     Mattel, Inc.
     Carolina Power and Light Company
     Wisconsin Power & Light Company

     RESEARCH AND DEVELOPMENT

     CERN (Centre Europeen pour la Recherche Nucleaire)
     Charles Stark Draper Laboratory, Inc.
     National Oceanic and Atmospheric
       Administration (NOAA)
     Sandia Laboratory
     USAF -- Edwards Air Force Base

CUSTOMER SERVICE AND SUPPORT

     The quality and reliability of the Company's products and the ongoing support of these products is a key element of the Company's business. All of the Company's products include a one year warranty which provides onsite customer assistance on the next business day in the United States. In addition, warranty coverage may be upgraded to include onsite customer assistance with a four hour response time, which assistance is available 24 hours per day, seven days a week.

     The Company maintains two dedicated service centers and has qualified more than 25 of its VAR and OEM customers as certified maintenance providers ("CMPs") to service and provide support for the Company's products. The Company provides a formal training program for its CMPs. The CMPs often provide the initial physical response for onsite repairs, typically replacing parts and possibly even reconfiguring the systems. The CMPs also gather critical data at each call which enables the Company to continue to monitor its robotics systems.

     To supplement its own nationwide field service program, the Company has contracted with a national organization to provide on-call field service to the Company's customers.

MANUFACTURING

     The Company manufactures all of its tape libraries at its facility in Anaheim, California. The Company's manufacturing operations currently occupy approximately 25,000 square feet which the Company leases from Odetics. The Company has leased and plans to relocate its corporate headquarters and manufacturing facilities to a new 120,000 square foot facility located in an industrial complex in Irvine, California, during the first calendar quarter of 1997, of which approximately 50,000 square feet will be attributed to manufacturing space. The Company currently operates three assembly lines during one daily eight hour shift and plans to expand to four lines in its new Irvine facility.

     The Company manufactures the robotics subassemblies used in its automated tape libraries and performs final assembly and testing of purchased components. The Company's manufacturing processes consist primarily of final systems integration and quality assurance. Seventy percent of the manufacturing process consists of quality assurance and testing which is conducted on a 24 hour basis. The Company depends, to a large degree, on outside suppliers to provide most of the components incorporated in the Company's products including the DLT drives, circuit boards, moldings and chassis. The Company intends to continue to outsource as much of the manufacturing as possible in order to maximize manufacturing flexibility. While many of the parts and components used in the Company's products are available from a number of fabricators in California, the DLT drives are available only from a single supplier, Quantum. Quantum may terminate its agreement with the Company for any reason upon 90 days notice. Any disruption in the Company's relationship with such supplier would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Quantum." In addition, the Company currently purchases most of its circuit boards from one supplier. The Company has, however, qualified a second supplier who can also provide the boards.

EMPLOYEES

     At December 31, 1996, the Company employed 154 employees, including 54 in manufacturing, 39 in engineering, 28 in customer service, 21 in sales and marketing and 12 in finance and administration. The Company also employs a small number of temporary and contract employees. The Company is not a party to any collective bargaining agreement or other similar agreement. The Company has not experienced any work stoppages to date. The Company believes that its relationship with its employees is good.

FACILITIES

     The Company's principal administrative, engineering and manufacturing facilities are located in one 65,000 square foot facility in Anaheim, California, which the Company leases from Odetics for which the Company is charged approximately $60,000 per month which includes the Company's share of the operating expenses, property tax and insurance premiums on the building. The Company plans to relocate its corporate headquarters and manufacturing facilities to a new 120,000 square foot facility in Irvine, California during the first calendar quarter of 1997. The new lease expires in October 2003, but the Company has an option to extend the lease for an additional five year period. The Company believes this new facility will be sufficient for its needs through at least the next five years. The Company also leases office space for its sales representatives in Boston, Chicago, England and Taiwan.

LEGAL PROCEEDINGS

     In the ordinary course of business, the Company may be involved in legal proceedings from time to time. As of the date of this Prospectus, there are no material legal proceedings pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's executive officers and directors as of the date of this Prospectus:

               NAME                   AGE             POSITION WITH THE COMPANY
-----------------------------------   ---     -----------------------------------------
Kevin C. Daly, Ph.D. ..............   52      President, Chief Executive Officer and
                                              Chairman of the Board
Gregory A. Miner(1)................   42      Chief Financial Officer
Chester Baffa......................   57      Vice President, Marketing and Sales
Todd Kreter........................   37      Vice President, Operations
Steve Morihiro.....................   38      Vice President, Engineering
James A. Pipp......................   51      Vice President, Controller and Secretary
Mark Spowart.......................   45      Vice President, Worldwide Sales
Joel Slutzky.......................   57      Director
Crandall Gudmundson................   66      Director

---------------
(1) Mr. Miner is the Chief Financial Officer of Odetics and is serving as Chief Financial Officer of the Company on an interim basis pending the Company's retention of a successor.

     Kevin C. Daly, Ph.D. has served as President and Chief Executive Officer and a member of the Board of Directors of the Company since its formation in January 1993, and Chairman of the Board since December 1996. Dr. Daly has served as a member of the Board of Directors of Odetics since June 1993 and as Vice President and Chief Technical Officer of Odetics since 1987. Prior to that, Mr. Daly served as the Director of Space Systems of Odetics since 1985 when he joined Odetics. From March 1974 until June 1985, Dr. Daly served as Director of Control and Dynamics Division of the Charles Stark Draper Laboratory. During that period, Dr. Daly participated in the design and development of guidance, navigation and control systems for several major space programs including the United States Space Shuttle program. Dr. Daly served as a manager of electronic systems for a major space program of the United States Air Force from March 1970 to March 1974. Dr. Daly has also served on several advisory committees to the United States Government. Dr. Daly holds a Bachelor of Science degree in Electrical Engineering from the University of Notre Dame, and a Master of Science, a Master of Arts and a Ph.D. degree in Engineering from Princeton University.

     Gregory A. Miner has served as Vice President of Finance and Chief Financial Officer of the Company and Odetics since January 1994. Prior to joining the Company, Mr. Miner served as Vice President, Chief Financial Officer and a member of the Board of Directors of Laser Precision Corporation, a manufacturer of telecommunications test equipment, from January 1984 until December 1993. Mr. Miner has a Bachelor of Arts degree from California Polytechnic State University, San Luis Obispo, and is a certified public accountant.

     Chester Baffa has served as Vice President, Marketing and Sales since June 1995. Prior to joining the Company, Mr. Baffa was Senior Vice President, Marketing and Sales at Micropolis, Inc., a manufacturer of high capacity disk and RAID storage products from May 1983 until September 1994. Prior to May 1983, Mr. Baffa was Vice President, Marketing and Sales at Oki Data Corp. Mr. Baffa holds a Bachelor of Arts degree in Economics from Allegheny College.

     Todd Kreter has served as the Company's Vice President, Operations since June 1996 and as Director of Operations from January 1993 until June 1996. Mr. Kreter served as a project manager at Odetics from 1990 until 1992. Mr. Kreter was an engineer for Omutec, a division of Odetics which is engaged in production of flight control hardware for commercial and military aircraft from 1986 until 1990. Prior to 1986, Mr. Kreter was a research and development engineer at Ford Aerospace Corporation. Mr. Kreter holds a Bachelor of Science degree in Mechanical Engineering from California State University, Fullerton.

     Steve Morihiro has served as the Company's Vice President, Engineering since June 1996. Mr. Morihiro served as the Company's Director of Engineering from December 1994 until June 1996, as engineering manager from October 1992 until December 1994 and as a Project Manager from January 1992 until October 1992. Mr. Morihiro served as a mechanical engineering manager at Odetics for the Advanced Intelligent Machines division from October 1990 until October 1991 and as operations manager from October 1991 until December 1991. Prior to joining Odetics, Mr. Morihiro served from 1979 until 1982, and then again from 1983 until 1990, in various engineering and program management capacities at Western Design Corporation, a developer and manufacturer of material handling equipment for the defense industry. Mr. Morihiro holds a Bachelor of Science degree in Mechanical Engineering from the University of California at Berkeley, and a Master of Science degree in Physics from the University of California at Irvine.

     James A. Pipp has served as the Vice President, Controller since June 1996 and as Controller since January 1993. From 1981 to 1993, Mr. Pipp served as the Corporate Controller of Odetics. Mr. Pipp holds a Bachelor of Science degree in Accounting from California State University, Long Beach, and is a certified public accountant.

     Mark Spowart has served as Vice President, Worldwide Sales since June 1996 and has been responsible for the development and organization of the Company's sales force since March 1992. Prior to joining the Company, Mr. Spowart served in general sales management positions in various segments of the computer industry including mainframe systems, Unix client servers and PC LAN. From April 1990 to March 1992, Mr. Spowart was District Manager for Auspex Systems, and from March 1982 until April 1990, Mr. Spowart was employed by Memorex Telex in general sales management positions. Mr. Spowart holds a Master of Business Administration and a Bachelor of Science degree in Graphic Communications from California State Polytechnic University, San Luis Obispo.

     Joel Slutzky has served as a director of the Company since its formation in January 1993. Mr. Slutzky has served as Chairman of the Board and Chief Executive Officer of Odetics since he cofounded Odetics in 1969. From August 1993 until January 1994, Mr. Slutzky served as the Chief Financial Officer of Odetics, and as President of Odetics from 1969 to 1975. Prior to founding Odetics, Mr. Slutzky was an engineering manager at Leach Corporation, now part of the Lockheed Electronics Division of Lockheed Corporation. Mr. Slutzky holds a Bachelor of Science degree in both Electrical Engineering and Mechanical Engineering and a Master of Science degree in Mechanical Engineering from the University of Illinois.

     Crandall Gudmundson has served as a director of the Company since February 1993. Mr. Gudmundson is a cofounder of Odetics, has served as President of Odetics since 1975 and has been a director of Odetics since 1979.

     All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified or upon their earlier resignation or removal. Officers are appointed to serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation paid by any person for all services rendered in all capacities to the Company to the Chief Executive Officer and to each of the three additional most highly compensated executive officers (the "Named Executive Officers") whose salary and bonus exceeded $100,000 for the fiscal year ended March 31, 1996. No other executive officer's total annual salary and bonus exceeded $100,000. Prior to the Offering, the Named Executive Officers were compensated by Odetics and participated in Odetics' other employee plans. Except as indicated below, no Named Executive Officer received other compensation in excess of the lesser of $50,000 or 10% of such officer's compensation.

                           SUMMARY COMPENSATION TABLE


                                                                      LONG-TERM COMPENSATION
                                                                   ----------------------------
                                                                                    NUMBER OF
                                     ANNUAL COMPENSATION            RESTRICTED     SECURITIES      ALL OTHER
    NAME AND PRINCIPAL       -----------------------------------      STOCK        UNDERLYING     COMPENSATION
         POSITIONS            YEAR    SALARY($)(1)   BONUS($)(2)   AWARDS($)(3)   OPTIONS(#)(4)      ($)(5)
---------------------------  ------   ------------   -----------   ------------   -------------   ------------
Kevin C. Daly, Ph.D........   1996      $164,104       $50,000        $2,465          12,000         $6,600
  Chief Executive Officer,                                                            10,000(6)
  President and Chairman of
  the Board
Gregory A. Miner...........   1996       135,042        38,800         2,567          12,000          6,600
  Chief Financial Officer                                                             15,333(6)
Chester Baffa..............   1996       100,067        36,668         1,914              --             --
  Vice President,
  Marketing and Sales
Mark Spowart...............   1996        83,712       173,739         2,567              --          6,600
  Vice President,
  Worldwide Sales


---------------
(1) Represents amounts paid by Odetics and its subsidiaries on an aggregate basis. The salaries of Messrs. Daly, Baffa and Spowart were charged by Odetics to the Company. Following the Offering, the Company will pay to Odetics fifty percent of Mr. Miner's salary while Mr. Miner continues to serve as Chief Financial Officer. Also includes amounts earned in fiscal 1996 but deferred under Odetics' Executive Deferral Plan and 401(k) Plan.

(2) Represents amounts earned under Odetics' Officer Compensation Program in fiscal 1996 and paid in fiscal 1997.

(3) Represents the Named Executive Officer's share of Odetics' contribution to the Odetics Associate Stock Ownership Plan during fiscal 1996 based on the closing price of Odetics' Class A Common Stock at March 31, 1996.

(4) Represents options to purchase Odetics Class A Common Stock.

(5) Represents Odetics' matching contribution under Odetics 401(k) plan to the respective accounts of the Named Executive Officers.

(6) During fiscal 1996, Odetics offered all holders of options that were granted in fiscal 1994 the opportunity to have the option exercise price of the outstanding fiscal 1994 options reduced to the then current 1996 market price. In connection with any such option repricing, one third of any repriced options were required to be canceled.

OPTION GRANTS

     The following table sets forth information concerning the grant to each of the Named Executive Officers of options to purchase Odetics Class A Common Stock during the fiscal year ended March 31, 1996. Prior to the Offering, the Named Executive Officers were entitled to participate in Odetics' 1994 Incentive Stock Plan.

               OPTION GRANTS IN FISCAL YEAR ENDED MARCH 31, 1996

                                                                   INDIVIDUAL GRANTS
                                          --------------------------------------------------------------------
                                                                                               POTENTIAL
                                                                                           REALIZATION VALUE
                                                                                              AT ASSUMED
                                           PERCENT OF                                       ANNUAL RATES OF
                             NUMBER OF       TOTAL                                            STOCK PRICE
                             SECURITIES     OPTIONS                                        APPRECIATION FOR
                             UNDERLYING    GRANTED TO    EXERCISE OF                        OPTION TERM(3)
                              OPTIONS     EMPLOYEES IN   BASE PRICE                      ---------------------
           NAME              GRANTED(1)   FISCAL 1996     ($/SH)(2)    EXPIRATION DATE     5%            10%
---------------------------  ----------   ------------   -----------   ---------------   -------       -------
Kevin C. Daly, Ph.D.(4)....    12,000          5.8%         $4.25          5/23/05       $32,074       $81,281
Gregory A. Miner...........    12,000          5.8           4.25          5/23/05        32,074        81,281
Chester Baffa(4)...........        --           --             --               --            --            --
Mark Spowart(4)............        --           --             --               --            --            --

---------------
(1) The options granted to the Named Executive Officers were granted on May 23, 1995 pursuant to Odetics' 1994 Incentive Stock Plan and entitle the optionee to purchase shares of Class A Common Stock of Odetics. Such options have a maximum term of ten years, subject to earlier termination in the event of the optionee's termination of employment with the Company. Options vest in three equal annual installments commencing in May 1996.

(2) The exercise price per share of the options granted represented the bid price of the underlying shares of Odetics Class A Common Stock on the date the options were granted.

(3) The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent management's estimate or projection of future trading prices of the Class A Common Stock of Odetics.

(4) On December 19, 1996, the Company granted to Messrs. Daly, Baffa and Spowart, options to purchase 250,000 shares, 50,000 shares and 50,000 shares, respectively, of the Company's Class B Common Stock, pursuant to the Company's 1996 Stock Incentive Plan. Such options vest in three equal annual installments commencing December 1997 and expire in December 2006. The exercise price per share of these options is $5.00, representing the fair market value of the Company's underlying Class B Common Stock on the grant date, as determined by the Company's Board of Directors. The Company's Class B Common Stock is not convertible into Common Stock, and no shares of Class B Common Stock are outstanding as of the date of this Prospectus. See "-- 1996 Stock Incentive Plan."

OPTION EXERCISES AND HOLDINGS

     The following table sets forth certain information with respect to exercises of options to purchase Odetics Class A Common Stock during fiscal 1996 by each of the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995
             AND OPTION VALUES FOR FISCAL YEAR ENDED MARCH 31, 1995

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                 NUMBER OF                 UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                  SHARES       VALUE      OPTIONS AT MARCH 31, 1996      AT MARCH 31, 1996($)(2)
                                ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
             NAME               EXERCISE(#)    (1)($)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------------  -----------   --------   -----------   -------------   -----------   -------------
Kevin C. Daly, Ph.D. .........     10,000     $ 35,000      20,217         18,083        $39,276        $49,437
Gregory A. Miner..............         --           --      10,222         17,111         30,666         51,333
Chester Baffa.................         --           --          --             --             --             --
Mark Spowart..................         --           --          --             --             --             --

---------------
(1) Value realized is determined by subtracting the exercise price from the fair market value (the closing price for Odetics Class A Common Stock as reported by the Nasdaq National Market) as of October 31, 1995 (the date that the options were exercised), which was $8.125, and multiplying the resulting number by the number of underlying shares of Odetics Class A Common Stock.

(2) Value is determined by subtracting the exercise price from the fair market value (the closing price for the Class A Common Stock of Odetics as reported by the Nasdaq National Market) as of March 31, 1996 ($7.25 per share) and multiplying the resulting number by the underlying shares of Odetics Class A Common Stock.

REPRICED OPTIONS

     In May 1995, Odetics repriced certain outstanding stock options which were originally granted in January 1994. The repricing was accomplished by means of an offer by Odetics to the holders of the options, including certain of the Named Executive Officers, to reduce by one third the number of shares covered by these options in consideration for a reduction in the exercise price of the options from their original exercise price to the market price of Odetics Class A Common Stock as of the date of the offer. The following table sets forth certain information with respect to the repricing of such options held by the Named Executive Officers.

                           TEN YEAR OPTION REPRICINGS


                                                                                                     LENGTH OF
                                                   AMENDED                                            ORIGINAL
                                   ORIGINAL       NUMBER OF                                            OPTION
                                   NUMBER OF     SECURITIES    MARKET PRICE    EXERCISE                 TERM
                                  UNDERLYING     UNDERLYING    OF STOCK AT     PRICE AT      NEW     REMAINING
                                    OPTIONS        OPTIONS     THE TIME OF     TIME OF     EXERCISE  AT DATE OF
        NAME             DATE     REPRICED(#)    REPRICED(#)   REPRICING($)  REPRICING($)  PRICE($)  REPRICING
---------------------  --------- -------------  -------------  ------------  ------------  --------  ----------
Kevin C. Daly........   05/23/95     15,000         10,000        $ 4.25        $ 9.00      $ 4.25   8.67 years
Gregory A. Miner.....   05/23/95     23,000         15,333          4.25          9.00        4.25   8.67 years
Chester Baffa........         --         --             --            --            --          --           --
Mark Spowart.........         --         --             --            --            --          --           --


1996 STOCK INCENTIVE PLAN

     The Company's 1996 Stock Incentive Plan (the "1996 Plan") became effective on December 19, 1996 upon adoption by the Board of Directors and the Company's sole stockholder, Odetics. A total of 2,000,000 shares of Class B Common Stock have been authorized for issuance under the 1996 Plan. In no event may any one participant in the 1996 Plan receive option grants or direct stock issuances for more than 250,000 shares per calendar year.

     The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers, nonemployee Board members and consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Class B Common Stock at an exercise price not less than the fair market value of those shares on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Class B Common Stock directly, through the purchase of such shares at a price not less than fair market value at the time of issuance or as a bonus awarded for services rendered the Company, and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible nonemployee Board members to purchase shares of Class B Common Stock at an exercise price equal to 100% of the fair market value of those shares on the grant date.

     The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Company's Compensation Committee. The Compensation Committee as Plan Administrator will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The administration of the Automatic Option Grant Program will be self executing in accordance with the express provisions of that program.

     The exercise price for the shares of Class B Common Stock subject to option grants made under the 1996 Plan may be paid in cash or in shares of Class B Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more individuals in their acquisition of shares of common stock through option exercises or direct issuances by allowing such individuals to deliver a full recourse, interest bearing promissory note in payment of the applicable exercise or issue price and any associated withholding taxes incurred in connection with their acquisition of those shares.

     In the event that the Company is acquired by merger or sale of substantially all of the Company's assets or more than 50% of the Company's outstanding voting securities, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation, replaced with a cash incentive program or otherwise does not continue in effect will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator will have the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within a designated period (not to exceed eighteen (18) months) following (i) an acquisition in which those options are assumed or those repurchase rights are assigned or (ii) a hostile change in control of the Company effected by a successful tender offer for more than 50% of the Company's outstanding voting stock or by proxy contest for the election of Board members.

     Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Class B Common Stock.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share not less than the fair market value of the Class B Common Stock on the new grant date.

     Under the Automatic Option Grant Program, each individual who first joins the Board after the effective date of this Offering as a nonemployee Board member will receive an option grant for 10,000 shares of Class B

Common Stock at the time of his or her commencement of Board service, provided such individual has not otherwise been in the prior employ of the Company, its parent corporation or any subsidiary of the Company. In addition, at each annual stockholders meeting, beginning with the first annual meeting held after the effective date of this Offering, each individual who is to continue to serve as a nonemployee Board member will receive an option grant to purchase 7,000 shares of Class B Common Stock.

     Each automatic grant will have an exercise price equal to the fair market value per share of Class B Common Stock on the grant date and will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. The initial grant will vest immediately and each annual grant thereafter will vest over three years measured from the grant date. However, the shares subject to each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company's or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on December 18, 2006, unless sooner terminated by the Board.

     On December 19, 1996, the Board granted options to purchase 879,000 shares of Class B Common Stock in the aggregate under the 1996 Plan to certain employees of the Company, including the following executive officers: Chester Baffa, Kevin C. Daly, Ph.D., Todd Kreter, Steve Morihiro, James A. Pipp and Mark Spowart. The options vest over a three year period commencing one year from the grant date and have an exercise price of $5.00 per share. Such exercise price is equal to the fair market value of the Class B Common Stock on the grant date, as determined by the Board based on a number of factors, including the reduced voting rights of the shares, and reflects the volatile nature of the stock market and the uncertainty which existed at the time of grant as to the ultimate completion of the Offering.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company does not currently have any employment contracts in effect with any of its executive officers. The Company provides incentives such as salary, benefits and option grants (which are typically subject to a four year vesting schedule) to attract and retain executive officers and other key employees. The Compensation Committee, as Plan Administrator of the 1996 Plan, will have the authority to provide for the accelerated vesting of the shares of Class B Common Stock subject to any outstanding options held by any unvested shares of Class B Common Stock held by such individual, in connection with the termination of the individual's employment following an acquisition in which these options are assumed or the repurchase rights with respect to the unvested shares are assigned or certain hostile changes in control of the Company.

BOARD COMMITTEES

     Upon consummation of the Offering, the Company intends to establish a Compensation Committee, which will administer the Company's Stock Option Plans, and an Audit Committee which will supervise and make recommendations and decisions with respect to the periodic audits of the Company's financial results. The Company intends to appoint two outside directors following this Offering who will serve on these committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Messrs. Slutsky and Gudmundson, directors of the Company, are stockholders, executive officers and directors of Odetics. No other interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors of any other company.

DIRECTOR COMPENSATION

     The Company currently does not provide any cash compensation to its directors but does reimburse out-of-pocket expenses incurred by its directors in connection with attendance at board and committee meetings.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law and require the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Certificate of Incorporation provides that, pursuant to Delaware Law, its directors shall not be liable for monetary damages for breach of the directors fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Company has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

                            RELATIONSHIP BETWEEN THE
                              COMPANY AND ODETICS

     Prior to this Offering, the Company has been a wholly owned subsidiary of Odetics. As the sole stockholder, Odetics was responsible for providing the Company with financial, management, administrative and other resources. Furthermore, Odetics had maintained substantial control over the operations of the Company. Accordingly, the Company has had no recent history of operating as an independent entity.

     Prior to this Offering, Odetics provided the Company with significant management functions and services, including treasury, accounting, tax, internal audit, legal, human resources, sales and marketing and other support services. The Company was charged and/or allocated expenses of $1.4 million, $1.6 million and $1.5 million for the years ended March 31, 1994, 1995 and 1996, respectively, and $1.1 million for each of the nine month periods ended December 31, 1995 and 1996. The costs of these services have been directly charged and/or allocated using methods that the Company's management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs the Company would have incurred to obtain these services had it been a separate entity. Neither Odetics nor the Company has conducted any study or obtained any estimates from third parties to determine what the cost of obtaining such services from third parties may have been. See Note 2 of Notes to Consolidated Financial Statements.


     The Company will pay to Odetics 40% of the net proceeds of this Offering before deducting offering expenses ($6.8 million assuming no exercise of the Underwriters' over-allotment option) to repay the Company's obligations to Odetics. Upon consummation of the Offering, such obligations, which consist of advances from Odetics for services and support provided to the Company and for additional working capital, were approximately $19.6 million as of December 31, 1996. The Company will enter into a Promissory Note payable to Odetics representing the balance of its obligation to Odetics, which is estimated to be approximately $12.8 million ($11.8 million if the Underwriters' over-allotment option is exercised in full). Such note will accrue interest at the lowest rate charged to Odetics by either of its principal lenders from time to time (8.25% as of December 31, 1996). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Use of Proceeds."


     The Company and Odetics have entered into a number of agreements for the purpose of defining their continuing relationship. These agreements were negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is the intention of the Company and Odetics that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing certain mutually beneficial joint arrangements. The parties intend that such agreements and transactions provide fair market value to them on terms no less favorable to the Company as would otherwise be available from unaffiliated parties. Because of the complexity of the various relationships between the Company and Odetics, however, there can be no assurance that each of such agreements, or the transactions provided for therein, will be effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. The agreements summarized in this section have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, and the following summaries are qualified in their entirety by reference to the agreements as filed. While these agreements will provide the Company with certain benefits, the Company is only entitled to the ongoing assistance of Odetics for a limited time and it may not enjoy benefits from its relationship with Odetics beyond the term of the agreements. There can be no assurance that the Company upon termination of such assistance from Odetics will be able to provide adequately such services internally or obtain favorable arrangements from third parties to replace such services. See "Risk Factors -- Absence of History as an Independent Entity; Limited Relevance of Historical Financial Information" and "-- Control by Odetics Pending the Distribution."

     Additional or modified arrangements and transactions may be entered into by the Company and Odetics upon consummation of this Offering. Any such future arrangements and transactions will be determined through negotiation between the Company and Odetics. The Company has adopted a policy that all future agreements between the Company and Odetics will be on terms that the Company believes are no less favorable to the Company than the terms the Company believes would be available from unaffiliated parties. In that regard, the Company intends to follow the procedures provided by the Delaware General Corporation

Law which include a vote to affirm any such future agreements by a majority of the Company's directors who are not employees of Odetics (even though such directors may be less than a quorum). There can be no assurance that any such arrangements or transactions will be the same as that which would be negotiated between independent parties.

     The following is a summary of certain prospective arrangements between the Company and Odetics.

SEPARATION AND DISTRIBUTION AGREEMENT

     The Separation and Distribution Agreement sets forth the agreements between the Company and Odetics with respect to the principal corporate transactions required to effect the Separation, the Offering and the Distribution, and certain other agreements governing the relationship among the parties thereafter. To effect the Separation, Odetics sold or agreed to sell all assets related to the business of the Company to the Company. The Company has assumed or agreed to assume and has agreed faithfully to perform and fulfill all related liabilities and obligations. All assets conveyed have been transferred for a purchase price equal to their respective book values, calculated in accordance with generally accepted accounting principles, which the parties believe is equivalent to the fair market value thereof.

     The Separation and Distribution Agreement provides that, subject to the terms and conditions thereof, Odetics and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied and to effect the Distribution. The Directors of Odetics will have the sole discretion to determine the date of consummation of the Distribution. Odetics has agreed to consummate the Distribution no later than December 31, 1997, subject to the satisfaction or waiver by its Board, in its sole discretion, of the following conditions:

          (i) a private letter ruling from the IRS shall have been obtained, and shall continue in effect, to the effect that, among other things, the Distribution will qualify as a tax free distribution for federal income tax purposes under Section 355 of the Code, and such ruling shall be in form and substance satisfactory to Odetics, in its sole discretion;

          (ii) any material governmental approvals and consents necessary to consummate the Distribution shall have been obtained and be in full force and effect;

          (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Odetics shall have occurred or failed to occur that prevents the consummation of the Distribution; and

          (iv) no other events or developments shall have occurred that, in the judgment of the Board of Directors of Odetics, would result in the Distribution having a material adverse effect on Odetics or on its stockholders.

     Odetics has agreed to consummate the Distribution as promptly as practicable following the satisfaction or waiver of all such conditions.

     The Company and Odetics have agreed that, neither of the parties will take, or permit any of their affiliates to take, any action which reasonably could be expected to prevent the Distribution from qualifying as a tax free distribution within the meaning of Section 355 of the Code. The parties have also agreed to take any reasonable actions necessary for the Distribution to qualify as a tax free distribution pursuant to Section 355 of the Code.

     The Separation and Distribution Agreement also provides for a full and complete release and discharge upon consummation of this Offering of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Offering, between or among the Company and its affiliates, on the one hand, and Odetics and its affiliates, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among them on or before the Offering), except as expressly set forth in the Separation and Distribution Agreement. Neither the Company nor Odetics is aware of any such liabilities existing as of the date of this Prospectus.

     The Company has agreed to indemnify, defend and hold Odetics and its affiliates harmless from and against all liabilities relating to, arising out of or resulting from (i) the failure of the Company or any other person to pay, perform or otherwise promptly discharge any Company liabilities in accordance with their respective terms, (ii) the Company's business, or any contract of the Company, (iii) any breach by the Company or of the Separation and Distribution Agreement or any ancillary agreements, and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Prospectus or the Registration Statement of which it forms a part.

     Odetics has agreed to indemnify, defend and hold the Company and its affiliates from and against all liabilities relating to, arising out of or resulting from (i) the failure of Odetics or any other person to pay, perform or otherwise promptly discharge any liabilities of Odetics, (ii) the business of Odetics or any contract of Odetics, and (iii) any breach by Odetics or any of its affiliates of the Separation and Distribution Agreement or any ancillary agreements. Neither the Company nor Odetics is aware of any liabilities existing as of the date of this Prospectus which would give rise to an indemnification obligation under the Separation and Distribution Agreement.

     The Separation and Distribution Agreement also provides that during the period prior to the Distribution, the Company will reimburse Odetics for its proportionate share of premiums paid or accrued on insurance policies under which the Company continues to have coverage.

SERVICES AGREEMENT

     The Company and Odetics will enter into an administrative services agreement (the "Services Agreement") upon consummation of this Offering, pursuant to which Odetics will continue to provide limited services to the Company, including treasury, accounting, tax, internal audit, legal and human resources functions. The Company estimates its aggregate costs under the Services Agreement for the fiscal year ended March 31, 1997 will be approximately $500,000. The actual expenditures will depend on numerous factors, some of which are beyond the Company's control. There can be no assurance that the actual expenses will not be significantly greater than anticipated. See "Risk Factors -- Absence of History as an Independent Entity; Limited Relevance of Historical Financial Information."

TAX ALLOCATION AGREEMENT

     The Company and Odetics will enter into a tax allocation agreement (the "Tax Allocation Agreement") upon the consummation of this Offering, pursuant to which the Company will make a payment to Odetics in an amount equal to the taxes attributable to the operations of the Company on the consolidated federal income tax returns and combined or consolidated state income or franchise tax returns filed by Odetics for the period commencing on April 1, 1996 and ending on the date on which the Company ceases to be a member of the Odetics consolidated group. The Tax Allocation Agreement will require Odetics to indemnify the Company against any unpaid taxes due for periods prior to April 1, 1996. Neither the Company nor Odetics is aware of any such unpaid taxes. In addition, the Tax Allocation Agreement will provide that members of the Odetics consolidated group generating tax losses after April 1, 1996 will be paid by the other members which utilize such losses to reduce such other members' tax liability.

                             PRINCIPAL STOCKHOLDER

     Prior to the Offering, all of the outstanding shares of Common Stock will be owned by Odetics. After the Offering, Odetics will own approximately 82.9% of the Common Stock then outstanding (80.9% if the Underwriters' over-allotment option is exercised in full). Except as described above, the Company is not aware of any person or group who will beneficially own more than 1% of the Common Stock following the Offering. The address for Odetics is 1515 South Manchester Avenue, Anaheim, California 92802-2907.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 45,000,000 shares of Common Stock, $.0001 par value per share, 5,000,000 shares of Class B Common Stock, $.0001 par value per share, and 5,000,000 shares of Preferred Stock, $.0001 par value per share.

     The following summary of certain provisions of the Company's securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     The Company has authorized two classes of common stock. The rights, preferences and privileges of each class of common stock are identical in all respects except for voting rights. The Common Stock and the Class B Common Stock are entitled to share equally in dividends from sources available therefor when and if declared by the Board of Directors. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of both classes of common stock would be entitled to share ratably in all assets remaining after the payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of both classes of common stock have no preemptive rights and no rights to convert their shares of either class of common stock into any other securities. There are no redemption rights or sinking fund provisions applicable to either class of common stock. All shares of each class of common stock are, and all shares to be sold and issued as contemplated hereby will be, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of each class of common stock within the limits authorized by the Company's Certificate of Incorporation and without any further stockholder action.

     Class A Common Stock. As of December 31, 1996, 8,005,000 shares of Common Stock were outstanding and held by Odetics. Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

     Class B Common Stock. As of December 31, 1996, no shares of Class B Common Stock were outstanding. Each holder of Class B Common Stock is entitled to .05 votes for each share held of record on all matters submitted to a vote of the stockholders. The Class B Common Stock is not convertible into the Common Stock. The Class B Common Stock is not tradeable on any stock exchange and there is no expectation an active trading market for the Class B Common Stock will ever be established. The Company has granted options to purchase 879,000 shares of Class B Common Stock under the 1996 Stock Incentive Plan and has reserved options to purchase an additional 1,121,000 shares of Class B Common Stock under such plan. See "Management -- 1996 Stock Incentive Plan."

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of either class of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First National Bank of Boston.

LISTING


     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "ATLPA."

                        SHARES ELIGIBLE FOR FUTURE SALE

     The 1,650,000 shares sold in the Offering (1,895,000 if the Underwriters exercise their over-allotment option in full) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act") except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

     The 8,005,000 shares of the Company's Common Stock that will continue to be held by Odetics after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Odetics in the open market after the Offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below.


     Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares of Common Stock for at least two years will be entitled to sell on the open market in broker's transactions within any three month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of Common Stock and (b) the average weekly trading volume in the Common Stock on the open market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company. This two year holding period will be reduced to one year as of April 27, 1997.


     In the event that any person other than Odetics who is deemed to be an Affiliate purchases Common Stock pursuant to the Offering or acquires Common Stock pursuant to an employee benefit plan of the Company, the shares held by such person are required under Rule 144 to be sold in broker's transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not Affiliates are thereafter freely tradeable without restriction or registration under the Securities Act.

     Sales of substantial amounts of the Common Stock in the open market, or the availability of such shares for sale, could adversely affect prevailing market prices. Odetics has advised the Company that, subject to certain conditions, Odetics intends to distribute its ownership interest in the Company to Odetics' shareholders in mid 1997. The shares to be distributed by Odetics will be eligible for immediate resale in the public market without restrictions by persons other than Affiliates of the Company because while no registration of such shares will be made, holders who are not Affiliates will be able to sell their shares without restriction pursuant to Section 4(l) of the Securities Act. Any Affiliates would be subject to the restrictions of Rule 144 other than the two year holding period requirement.

     The Company and Odetics have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. See "Underwriters."

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Montgomery Securities and Cruttenden Roth Incorporated (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                                                NUMBER OF
    UNDERWRITERS                                                                 SHARES
    ------------                                                                ---------
    Montgomery Securities...................................................      896,000
    Cruttenden Roth Incorporated............................................      224,000
    Alex. Brown & Sons Incorporated.........................................       70,000
    Hambrecht & Quist LLC...................................................       70,000
    Robertson, Stephens & Company LLC.......................................       70,000
    Adams, Harkness & Hill, Inc. ...........................................       40,000
    Dain Bosworth Incorporated..............................................       40,000
    Doft & Co., Inc. .......................................................       40,000
    Hanifen, Imhoff Inc. ...................................................       40,000
    Needham & Company, Inc. ................................................       40,000
    Nutmeg Securities, Ltd. ................................................       40,000
    Soundview Financial Group...............................................       40,000
    H.C. Wainwright & Co., Inc. ............................................       40,000
                                                                                ---------
              Total.........................................................    1,650,000
                                                                                =========

     The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.39 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable for 30 calendar days after the date of this Prospectus, to purchase up to a maximum of 245,000 additional shares of Common Stock, solely to cover over-allotments. If the Underwriters exercise this over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 1,650,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 1,650,000 shares of Common Stock.

     The Company and its executive officers and directors and Odetics have agreed not to offer, sell, contract to sell or dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities, except for securities issued pursuant to its stock option plans. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

     The Underwriting Agreement provides that the Company and Odetics have agreed to indemnify the several Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

     The Representatives have advised the Company that it does not intend to confirm sales to discretionary accounts by the Underwriters in excess of 5% of the total number of shares of Common Stock offered by them.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock on the Nasdaq National Market or otherwise. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price was negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Newport Beach, California. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements and schedules of the Company at March 31, 1995 and 1996 and December 31, 1996, and for each of the three years in the period ended March 31, 1996 and the nine months ended December 31, 1996, included in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract of other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of all or any part thereof. The Registration Statement may be obtained from such office upon the payment of fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing financial statements which will be audited by its independent auditors, and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                               ATL PRODUCTS, INC.

            INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Consolidated Financial Statements of ATL Products, Inc.
  Report of Ernst & Young LLP, Independent Auditors..................................   F-2
  Consolidated Balance Sheets as of March 31, 1995 and 1996 and December 31, 1996....   F-3
  Consolidated and Combined Statements of Operations for the years ended March 31,
     1994, 1995 and 1996 and for the nine months ended December 31, 1995 (unaudited)
     and 1996........................................................................   F-4
  Consolidated and Combined Statements of Net Capital Deficiency for the years ended
     March 31, 1994, 1995 and 1996 and for the nine months ended December 31, 1996...   F-5
  Consolidated and Combined Statements of Cash Flows for the years ended March 31,
     1994, 1995 and 1996 and for the nine months ended December 31, 1995 (unaudited)
     and 1996........................................................................   F-6
  Notes to Consolidated and Combined Financial Statements............................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholder and Board of Directors
ATL Products, Inc.

     We have audited the accompanying consolidated balance sheets of ATL Products, Inc. (the Company), a wholly-owned subsidiary of Odetics, Inc. (Parent), as of March 31, 1995 and 1996 and December 31, 1996, and the related consolidated and combined statements of operations, net capital deficiency, and cash flows for each of the three years in the period ended March 31, 1996 and the nine months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As more fully described in Note 2, the Company has material transactions with its Parent and affiliates.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ATL Products, Inc. at March 31, 1995 and 1996 and December 31, 1996, and the consolidated and combined results of its operations and its cash flows for each of the three years in the period ended March 31, 1996 and the nine months ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                  /s/ ERNST & YOUNG LLP

Orange County, California
January 29, 1997

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                 MARCH 31,
                                                            --------------------     DECEMBER 31,
                                                             1995         1996           1996
                                                            -------     --------     ------------
ASSETS
Current assets:
  Cash....................................................  $     1     $      1       $      1
  Trade accounts receivable, net of allowance for doubtful
     accounts of $627 at March 1995, $662 at March 1996
     and $229 at December 1996............................    4,412       10,159         10,278
  Inventories:
     Finished goods.......................................    1,180        1,886          1,840
     Work in process......................................      347          487            654
     Materials and supplies...............................    4,052        2,944          4,640
  Prepaid expenses and other..............................      109           71             75
                                                            -------     --------        -------
          Total current assets............................   10,101       15,548         17,488
Leasehold improvements and equipment:
  Leasehold improvements..................................      356           --             90
  Equipment...............................................    2,043        2,541          3,404
  Allowances for depreciation.............................   (1,247)      (1,341)        (1,687)
                                                            -------     --------        -------
                                                              1,152        1,200          1,807
                                                            -------     --------        -------
Total assets..............................................  $11,253     $ 16,748       $ 19,295
                                                            =======     ========        =======
LIABILITIES AND NET CAPITAL DEFICIENCY
Current liabilities:
  Trade accounts payable..................................  $ 1,444     $  4,301       $  4,161
  Accrued payroll and related.............................      494          945            896
  Income taxes payable....................................       --           --          1,293
  Other accrued expenses..................................      322          552          1,543
  Payable to Parent (Note 2)..............................   17,831       21,063         19,569
                                                            -------     --------        -------
          Total current liabilities.......................   20,091       26,861         27,462
Commitments and contingencies (Note 7)
Net capital deficiency (Notes 6):
  Preferred stock, $.0001 par value:
     Authorized shares -- 5,000,000
     Issued and outstanding shares -- none
  Common stock, $.0001 par value:
     Authorized shares -- 45,000,000 Class A;
       5,000,000 Class B
     Issued and outstanding shares -- 8,005,000
       Class A at March 31, 1995 and 1996 and
       December 31, 1996; no Class B......................        1            1              1
     Additional paid in capital...........................    1,009        1,009          1,009
  Accumulated deficit.....................................   (9,848)     (11,123)        (9,183)
  Cumulative translation adjustment.......................       --           --              6
                                                            -------     --------        -------
Net capital deficiency....................................   (8,838)     (10,113)        (8,167)
                                                            -------     --------        -------
Total liabilities and net capital deficiency..............  $11,253     $ 16,748       $ 19,295
                                                            =======     ========        =======

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                                                NINE MONTHS ENDED
                                                 YEAR ENDED MARCH 31,              DECEMBER 31,
                                             -----------------------------    ----------------------
                                              1994       1995       1996                      1996
                                             -------    -------    -------       1995        -------
                                                                              -----------
                                                                              (UNAUDITED)
Net sales:
  Products.................................  $15,534    $15,898    $24,795      $14,391      $38,267
  Service and spare parts..................    4,972      6,743      4,615        3,180        4,185
                                             --------   --------   --------    --------      --------
          Total net sales..................   20,506     22,641     29,410       17,571       42,452

Cost of sales:
  Products.................................   12,398     12,275     15,682        9,572       23,420
  Service and spare parts..................    3,319      4,648      3,181        2,389        2,021
                                             --------   --------   --------    --------      --------
          Total cost of sales..............   15,717     16,923     18,863       11,961       25,441
                                             --------   --------   --------    --------      --------
Gross profit...............................    4,789      5,718     10,547        5,610       17,011

Expenses:
  Research and development.................    2,285      3,248      1,731        1,275        3,751
  Sales and marketing......................    1,308      1,838      3,718        2,290        4,727
  General and administrative...............    1,195      1,299      1,414        1,032        1,432
  Charges allocated by Parent (Note 2).....    1,354      1,563      1,534        1,108        1,113
  Nonrecurring charge (Note 3).............       --      4,042      1,392          873           --
                                             --------   --------   --------    --------      --------
Income (loss) from operations..............   (1,353)    (6,272)       758         (968)       5,988
Interest charge allocated by Parent........      542      1,243      1,861        1,379        1,301
                                             --------   --------   --------    --------      --------
Income (loss) before income taxes..........   (1,895)    (7,515)    (1,103)      (2,347)       4,687
Income taxes (Note 4)......................       --         --         86           74        1,874
                                             --------   --------   --------    --------      --------
Net income (loss)..........................  $(1,895)   $(7,515)   $(1,189)     $(2,421)     $ 2,813
                                             ========   ========   ========    ========      ========
Net income (loss) per share (Note 1).......  $  (.22)   $  (.89)   $  (.14)     $  (.29)     $   .33
                                             ========   ========   ========    ========      ========
Shares used in computation of net income
  (loss) per share.........................    8,484      8,484      8,484        8,484        8,484
                                             ========   ========   ========    ========      ========

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

         CONSOLIDATED AND COMBINED STATEMENTS OF NET CAPITAL DEFICIENCY
                                 (IN THOUSANDS)

                                          COMMON STOCK    ADDITIONAL                 CUMULATIVE
                                         --------------    PAID IN     ACCUMULATED   TRANSLATION
                                         SHARES  AMOUNT    CAPITAL       DEFICIT     ADJUSTMENT    TOTAL
                                         -----   ------   ----------   -----------   ----------   --------
Balance at March 31, 1993..............  8,005     $1       $1,009      $    (347)      $ --      $    663
  Allocation to Parent.................     --     --           --           (316)        --          (316)
  Net loss.............................     --     --           --         (1,895)        --        (1,895)
                                                   --
                                         -----              ------        -------    -------
Balance at March 31, 1994..............  8,005      1        1,009         (2,558)        --        (1,548)
  Allocation to Parent.................     --     --           --            225         --           225
  Net loss.............................     --     --           --         (7,515)        --        (7,515)
                                                   --
                                         -----              ------        -------    -------
Balance at March 31, 1995..............  8,005      1        1,009         (9,848)        --        (8,838)
  Allocation to Parent.................     --     --           --            (86)        --           (86)
  Net loss.............................     --     --           --         (1,189)        --        (1,189)
                                                   --
                                         -----              ------        -------    -------
Balance at March 31, 1996..............  8,005      1        1,009        (11,123)        --       (10,113)
  Foreign currency translation
     adjustment........................     --     --           --             --          6             6
  Allocation to Parent.................     --     --           --           (873)        --          (873)
  Net income...........................     --     --           --          2,813         --         2,813
                                                   --
                                         -----              ------        -------    -------
Balance at December 31, 1996...........  8,005     $1       $1,009      $  (9,183)      $  6      $ (8,167)
                                         =====     ==       ======        =======    =======

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                    YEAR ENDED MARCH 31,           DECEMBER 31,
                                                 ---------------------------   ---------------------
                                                  1994      1995      1996        1995         1996
                                                 -------   -------   -------   -----------   -------
                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)..............................  $(1,895)  $(7,515)  $(1,189)    $(2,421)    $ 2,813
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Depreciation and amortization................      330       458       450         339         346
  Provision for losses on accounts
     receivable................................       75       648        39          29         163
  Write-down of inventories....................       --     2,015        --          --          --
  Foreign currency translation adjustment......       --        --        --          --           6
  Changes in operating assets and liabilities
     (Note 9)..................................   (3,050)   (1,494)   (1,948)      1,084          (8)
                                                 -------   -------   -------     -------     -------
Net cash provided by (used in) operating
  activities...................................   (4,540)   (5,888)   (2,648)       (969)      3,320

INVESTING ACTIVITIES
Purchases of property, plant and equipment.....     (923)     (283)     (498)       (155)       (953)
                                                 -------   -------   -------     -------     -------
Net cash used in investing activities..........     (923)     (283)     (498)       (155)       (953)

FINANCING ACTIVITIES
Net cash received from (paid to) Parent........    5,463     6,171     3,146       1,124      (2,367)
                                                 -------   -------   -------     -------     -------
Net cash provided by (used in) financing
  activities...................................    5,463     6,171     3,146       1,124      (2,367)
                                                 -------   -------   -------     -------     -------
Net change in cash.............................       --        --        --          --          --
Cash at beginning of period....................        1         1         1           1           1
                                                 -------   -------   -------     -------     -------
Cash at end of period..........................  $     1   $     1   $     1     $     1     $     1
                                                 =======   =======   =======     =======     =======

                            See accompanying notes.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
                                 MARCH 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     ATL Products, Inc. (the Company), a wholly owned subsidiary of Odetics, Inc. (Parent), designs, manufactures, markets and services automated magnetic libraries used to manage, store and transfer data in networked computing environments. The Company's customers are original equipment manufacturers, value added resellers and storage system integrators located primarily in North America and Europe. The Company has formed a wholly owned subsidiary, ATL Products Limited (APL), which effective July 1, 1996 distributes the Company's products in Europe.

  Basis of Presentation

     The accompanying financial statements include the accounts of the Company and its subsidiary. Effective December 31, 1996, the Parent transferred to the Company the portion of its business that provided worldwide service and support for the Company's products. The transfer was made at book value and resulted in the Company obtaining net assets with a carrying value of $2.3 million related to the service and support operations and a corresponding increase in the amount due to Parent. The financial information for the service and support operations has been included in the Company's financial statements for all periods because the transfer was treated in a manner similar to a pooling of interests for financial accounting purposes. Additionally, for periods prior to the establishment of APL, the Company utilized a subsidiary of the Parent for administrative services related to the distribution of its products in Europe. The accompanying financial statements combine the revenues, costs and expenses incurred by this entity that relate to the Company's products in all applicable periods in order to present these activities in a manner similar to a pooling of interests. The net income or loss from these operations for periods prior to December 31, 1996 has been retained by the Parent and are reflected as "Allocation to Parent" in the accompanying consolidated statements of net capital deficiency. Intercompany balances and transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include the allowance for doubtful accounts, inventory reserves and income tax valuation allowances.

  Revenue Recognition

     Sales and related cost of sales are recognized on the date of shipment or, if required, upon acceptance by the customer.

  Fair Values of Financial Instruments

     The fair value of amounts payable to Parent approximates its carrying value because interest charges thereon are based on the prevailing market rates of interest charged to the Parent under related borrowings.

  Inventory Valuation

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

  Leasehold Improvements and Equipment

     Leasehold improvements and equipment are recorded at cost. Leasehold improvements are amortized on a straight-line basis over the life of the lease. Equipment is depreciated principally by the declining balance method over its estimated useful lives (four to eight years).

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Long-Lived Assets

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121), in March 1995. SFAS No. 121 requires long-lived assets and certain intangibles held and used by the Company to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is to be performed at the lowest level at which undiscounted net cash flows can be directly attributable to long-lived assets. The Company adopted SFAS No. 121 on April 1, 1996 with no material effect on the Company's financial statements.

  Stock Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     To calculate the pro forma information required by Statement 123, the Company uses the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Earnings Per Share

     Earnings per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. In accordance with the accounting rules of the Securities and Exchange Commission, stock options issued by the Company in the twelve month period prior to the Company's initial public offering have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented, computed using the treasury stock method and the assumed initial offering price.

  Research and Development Expenditures

     Research and development expenditures are charged to expense in the period incurred.

  Advertising Expenses

     The Company expenses advertising costs as incurred. Advertising expenses totaled $31,000, $106,000, $121,000 and $251,000 in the years ended March 31,
1994, 1995 and 1996, and in the nine months ended December 31, 1996, respectively.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     The Company is included in the consolidated federal income tax return with its Parent. The Company and the Parent have entered into a Tax Sharing Arrangement whereby U.S. and state income taxes are computed in accordance with consolidated return Section 1552(a)(1) of the Internal Revenue Code. Under this allocation, the consolidated tax liability for a given tax year is allocated only to companies in the group which have separate taxable income for that year. The tax liability is allocated pro rata based on each Company's relative separate taxable income. Companies with losses are not allocated any of the tax liability and are not given any benefit for their losses. Effective upon the closing of the Company's initial public offering, the Company will enter into a new Tax Allocation Agreement to be effective retroactively to April 1, 1996, whereby the consolidated federal and state income tax liabilities for a given tax year will be allocated to the companies in the Parent's group according to their relative separate taxable income for such year.

     Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities based on enacted tax laws and rates applicable to the period in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes consists of the taxes payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.

  Warranty

     The Company provides a one year warranty on all products and records a related provision for estimated warranty costs at the date of sale. The Company has reserved $221,000, $100,000, $183,000 and $293,000 representing the
Company's estimated warranty liability at March 31, 1994, 1995 and 1996, and December 31, 1996, respectively.

  Interim Financial Information

     The financial statements for the nine months ended December 31, 1995 are unaudited and condensed, but include all adjustments (consisting of only normal recurring adjustments) which the Company considers necessary for a fair statement of the financial position, operating results and cash flows for the interim periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year.

2.  TRANSACTIONS WITH PARENT AND AFFILIATES

     During fiscal 1994 and 1995 the Company purchased components for certain discontinued products from the Odetics Broadcast Division of its Parent. Component purchases from affiliates totaled $1,576,000 and $1,196,000 for the years ended March 31, 1994 and 1995, respectively.

     The Company and its Parent have entered into an agreement whereby the Company is charged for certain corporate general and administrative functions performed by the Parent. These charges are included in the caption "Charges allocated by Parent" in the accompanying consolidated statements of operations and consist of certain accounting, auditing, income tax, payroll and treasury functions; administration of employee incentive programs; marketing support; facilities management; certain legal services; and other support services. Charges are allocated to the Company based on actual amounts incurred on behalf of the Company or agreed upon amounts or percentages that management of the Company believes are reasonable.

     The Parent also manages consolidated domestic cash flows. Pursuant to this cash management program the Company transfers any accumulated cash surplus to the Parent's accounts and the Parent funds cash disbursements, as needed, to maintain minimum account balances. The Company and its Parent have entered into an agreement whereby the Parent charges the Company interest based on the Company's net payable to the Parent balance calculated using the Parent's cost of related borrowed funds (8.25% at December 31, 1996).

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The net payable to Parent represents the net of the following transactions: cash advances to and from the Parent in connection with cash management policy; proceeds from sales to affiliates; payments for purchases from affiliates; and corporate charges for general corporate overhead and interest.

3.  NONRECURRING CHARGES

     In December 1994, the Company recorded nonrecurring charges of $4,042,000 related to downsizing and restructuring in response to a deterioration in the Company's contractual relationship with E-Systems, Inc., which was then a major customer. The fiscal 1995 charges consisted of a $3,694,000 write-down of inventories and accounts receivable to net realizable value, $283,000 of severance costs and other charges and $65,000 of legal fees. In fiscal 1996 the Company incurred an additional $1,392,000 of legal fees associated with the E-Systems dispute (Note 7).

4.  INCOME TAXES

     As a result of its tax sharing agreement with the Parent (Note 1), the Company has received no tax benefit from its losses and through March 31, 1996 has not paid or accrued federal or state income taxes. The Company's taxable losses through March 31, 1996 have been used to offset the Parent's taxable income for such periods and as a result are not available to provide any tax benefit in future periods.

     The provision for income taxes for the year ended March 31, 1996 is comprised of apportioned foreign income taxes for income earned by a subsidiary of the Parent from administrative services provided on sales of the Company's products in Europe. The revenues, costs and expenses incurred by this entity that relate to the Company's products have been combined in the accompanying financial statements as described in Note 1.

     The Company expects to report taxable income in the year ending March 31, 1997 and therefore has provided income taxes at a combined estimated effective tax rate of 40% for the nine month period ended December 31, 1996 consisting of federal taxes of 34% and state taxes, net of federal benefit, of 6%. If the Company had filed separate income tax returns in prior years, its taxable loss carryforwards would have been available to offset anticipated income and, therefore, no provision for federal income taxes would have been necessary.

     The components of the Company's deferred tax liabilities and assets are as follows:

                                                                   MARCH 31,           DECEMBER
                                                              -------------------         31,
                                                               1995        1996          1996
                                                              -------     -------     -----------
                                                                        (IN THOUSANDS)
Deferred tax liabilities:
  Tax over book depreciation..............................    $    --     $   (24)      $   (23)
                                                              -------     -------       -------
          Total deferred tax liabilities..................         --         (24)          (23)
Deferred tax assets:
  Inventory reserves......................................      1,598       1,899         1,429
  Deferred compensation and other payroll.................        175         215           220
  Warranty reserves.......................................         40          73           118
  Bad debt reserve........................................        252         266            92
  Other...................................................         26          19           103
                                                              -------     -------       -------
          Total deferred tax assets.......................      2,091       2,472         1,962
Valuation allowance for deferred tax assets...............     (2,091)     (2,448)       (1,939)
                                                              -------     -------       -------
Net deferred tax assets...................................         --          24            23
                                                              -------     -------       -------
Net deferred tax assets (liabilities).....................    $    --     $    --       $    --
                                                              =======     =======       =======

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     Any future benefits recognized from the reduction of the valuation allowance will result in a reduction of income tax expense.

5.  EMPLOYEE INCENTIVE PROGRAMS

     Under the terms of the Parent's Profit Sharing Plan, the Company contributes to a trust fund such amounts as are determined annually by the Company's Board of Directors. No contributions were made in the years ended March 31, 1994, 1995 or 1996 or in the nine months ended December 31, 1996.

     The Company's employees participate in the Parent's 401(k) Plan. Under the 401(k) Plan, eligible employees voluntarily contribute to the plan up to 15% of their salary through payroll deductions. The Company matches 50% of contributions up to a stated limit. Under the provisions of the 401(k) Plan, employees have four investment choices, one of which is the purchase of Odetics, Class A common stock at market price. Company matching contributions were approximately $50,000, $109,000, $115,000 and $103,000 in the years ended March 31, 1994, 1995 and 1996 and the nine months ended December 31, 1996, respectively.

     The Company's employees with more than six months of eligible service participate in the Parent's noncontributory Associate Stock Ownership Plan
(ASOP). The ASOP provides that Company contributions, which are determined annually by the Board of Directors, may be in the form of cash or shares of the Parent's stock. The Company contributions to the ASOP were approximately $97,000, $0, $98,000 and $0 in the years ended March 31, 1994, 1995 and 1996 and the nine months ended December 31, 1996, respectively.

     Certain executives of the Company participate in the Parent's Executive Deferral Plan under which a portion of their annual compensation may be deferred. The plan guarantees each executive a minimum annual return of 10% for deferred amounts up to $20,000 annually through 1994. Effective April 1, 1994, all subsequent deferred amounts and previous annual amounts in excess of $20,000 have no guaranteed rate of return. Compensation charged to operations and deferred under the plan totaled $20,000, $20,000, $20,000 and $15,000 for the years ended March 31, 1994, 1995 and 1996 and the nine months ended December 31, 1996, respectively.

6.  COMMON STOCK AND STOCK OPTION PLANS

     On December 19, 1996, the Company was reincorporated as a Delaware corporation and effected a recapitalization in which two classes of common stock were authorized, consisting of 45,000,000 shares of Class A common stock and 5,000,000 shares of Class B common stock, and each share of the Company's no par common stock was recapitalized into 8,005 shares of Class A common stock, par value $.0001 per share. All share and per share information included in the accompanying financial statements has been restated to reflect the reincorporation and the stock split. Class A and Class B common stock have identical rights except for voting rights. The Class A common stock has one vote per share while Class B common stock has .05 of one vote per share. The Class B common stock is not convertible into Class A common stock. Management of the Company has no present intention to convert the Class B common stock into Class A common stock or to list the Class B common stock for trading on any exchange.

     The Company's Board of Directors and its Parent have adopted and approved the ATL Products, Inc. 1996 Stock Incentive Plan (the Plan), authorized 2,000,000 shares of the Company's Class B common stock for issuance under the Plan, and granted thereunder options to purchase 879,000 shares of Class B common stock at an exercise price of $5.00 per share, the fair value of the underlying Class B common stock as of the date of grant as determined by the Board of Directors. The options were granted on December 19, 1996, vest over a three year period, and none are exercisable as of December 31, 1996. Under terms of the Plan, eligible key employees, directors and consultants can receive options to purchase shares of the Company's common

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

stock at prices not less than 100% for incentive stock options and not less than 85% for nonqualified stock options of the fair value on the date of grant as determined by the Board of Directors. Options expire ten years after date of grant or 90 days after termination of employment.

     In calculating pro forma information regarding net income and net income per share, as required by Statement 123, the fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the options on the Company's Class B common stock: risk-free interest rate of 6.5%; a dividend yield of 0%; volatility of the expected market price of the Company's common stock of .40; and a weighted-average expected life of the option of 4 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the nine months ended December 31, 1996 follows (in thousands, except per share information):

        Pro forma net income............................................      $2,801

        Pro forma net income per share..................................      $  .33

     The Company also participates in its Parent's Associate Stock Option Plan which provides that options for shares of the Parent's unissued Class A common stock may be granted to employees of the Company. Options granted enable the option holder to purchase shares of Odetics Class A common stock at prices which are equal to or greater than the fair market value of the shares at the date of grant. Options for shares have been granted at prices ranging from $4.38 to $9.00 per share of the Parent's Class A common stock representing in each case the fair market value at the date of grant. Options expire ten years after date of grant or 90 days after termination of employment and vest ratably at 33% or 25% on each of the first three or four anniversaries of the grant date, respectively, depending on the date of grant.

7.  COMMITMENTS AND CONTINGENCIES

     In November 1994 and February 1995 the Parent and E-Systems, Inc. (E-Systems), respectively filed legal actions related to E-Systems' cancellation of purchase orders for ATL Product's DataLibrary and DataTower products. In May 1996, the parties entered into a settlement agreement under which, among other things, E-Systems agreed to pay the Parent $6,160,000, all claims asserted by the parties were released and the litigation dismissed. In addition, the parties agreed to an equitable disposition of disputed inventory and entered into a five year service agreement for Odetics to service units that had been sold to E-Systems at agreed upon prices. The Parent allocated $3,964,000 of the settlement proceeds to the Company and retained the balance of the settlement to provide for the estimated cost of service obligations under the settlement agreement. As a result, the Company recovered the net carrying value of its accounts receivable and inventories related to the E-Systems litigation and recognized no gain or loss on the settlement.

     The Company and its Parent are co-borrower and cross-guarantor under a loan agreement with the Parent's banks. Virtually all of the Company's assets have been pledged as collateral under the agreement. The maximum credit facility is $17.0 million of which $9.4 million was outstanding at December 31, 1996.

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has leased and plans to relocate to a new facility in Irvine, California during the first calendar quarter of 1997. The annual commitment under this noncancelable operating lease at December 31, 1996 is as follows (in thousands):

        1997................................................................  $  789
        1998................................................................     833
        1999................................................................     877
        2000................................................................     922
        2001................................................................     966
        Thereafter..........................................................   1,975

8.  SEGMENT AND SIGNIFICANT CUSTOMER AND SUPPLIER INFORMATION

     The Company operates in one industry segment (Note 1). Sales to major customers in the years ended March 31, 1994, 1995 and 1996 and the nine months ended December 31, 1996, and the related accounts receivable balances at December 31, 1996 are as follows:

                                                             NINE
                                                            MONTHS
                                                            ENDED
                              SALES                        DECEMBER
             ----------------------------------------        31,          RECEIVABLE BALANCE
CUSTOMER        1994           1995           1996           1996        AT DECEMBER 31, 1996
--------     ----------     ----------     ----------     ----------     --------------------
   A         $       --     $       --     $       --     $5,427,000          $2,246,000
   B          1,950,000      4,996,000      5,306,000      3,822,000             533,000
   C          6,433,000      8,747,000             --             --                  --
   D          3,372,000             --             --             --                  --

     No other customer represented more than 10% of the Company's annual sales.

     The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations and within amounts provided through the allowances for doubtful accounts.

     Information regarding the Company's activities by geographical region for the nine months ended December 31, 1996 are as follows (in thousands):

                                                                           NORTH
                                                                          AMERICA   EUROPE
                                                                          -------   ------
    Sales.............................................................    $38,010   $4,442
    Net income(loss)..................................................      2,885      (72)
    Identifiable assets...............................................     16,578    2,717

     Prior to July 1, 1996 the Company had no foreign operations. All products sold by the Company's subsidiary in Europe are acquired from ATL at agreed upon transfer prices.

     Export sales to all foreign customers are as follows:

                                                                                   NINE MONTHS
                                                         YEARS ENDED MARCH 31,        ENDED
                                                        ------------------------   DECEMBER 31,
                                                        1994     1995      1996        1996
                                                        ----     ----     ------   ------------
    Europe............................................  $--      $453     $4,644      $2,003
    Canada and Australia..............................   22       811      1,389       1,603

                               ATL PRODUCTS, INC.
                  (A WHOLLY-OWNED SUBSIDIARY OF ODETICS, INC.)

     NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     An integral component of the Company's products is a data library tape drive that is available from a single supplier. Demand for the supplier tape drives is high and it is possible that in the near term the supply of tape drives could be disrupted. Any disruption of the supply of tape drives would cause delays in production that may be detrimental to the Company's financial performance.

9.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                NINE MONTHS ENDED
                                                   YEAR ENDED MARCH 31,            DECEMBER 31,
                                               -----------------------------    ------------------
                                                1994       1995       1996       1995       1996
                                               -------    -------    -------    -------    -------
                                                      (IN THOUSANDS)
                                                                                (UNAUDITED)
Net cash provided by (used in) changes in
  operating assets and liabilities:
  (Increase) decrease in accounts
     receivable..............................  $(2,011)   $   217    $(5,786)   $  (713)   $  (282)
  (Increase) decrease in inventories.........   (2,658)    (1,102)       262       (258)    (1,817)
  (Increase) decrease in prepaid expenses and
     other assets............................      (47)       (11)        38        (16)        (4)
  Increase (decrease) in accounts payable and
     accrued expenses........................    1,666       (598)     3,538      2,071      2,095
                                                ------     ------     ------     ------     ------
Net cash provided by (used in) changes in
  operating assets and liabilities:..........  $(3,050)   $(1,494)   $(1,948)   $ 1,084    $    (8)
                                                ======     ======     ======     ======     ======

                        ATL PROVIDES STORAGE AUTOMATION
                            FOR THE OPEN ENTERPRISE







         [Artwork consists of a system diagram of a complex enterprise with multiple levels of networking featuring a number of
                            the Company's products.]

======================================================
  No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

      ----------------------------
           TABLE OF CONTENTS
      ----------------------------

                                       Page
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    6
Use of Proceeds......................   15
Dividend Policy......................   15
Capitalization.......................   16
Dilution.............................   17
Selected Consolidated Financial
  Data...............................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   19
Business.............................   26
Management...........................   37
Relationship between the Company and
  Odetics............................   45
Principal Stockholder................   48
Description of Securities............   48
Shares Eligible for Future Sale......   50
Underwriting.........................   51
Legal Matters........................   53
Experts..............................   53
Additional Information...............   53
Index to Consolidated and Combined
  Financial Statements...............  F-1

                          ----------------------------

  Until April 1, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

======================================================
======================================================

                                1,650,000 SHARES

                                   ATL LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                             MONTGOMERY SECURITIES

                                CRUTTENDEN ROTH
                                 INCORPORATED

                                 March 7, 1997

======================================================